Renewal

Annual Information Form

March 31, 2005

TABLE OF CONTENTS

The Corporation	1

Subsidiaries	1

Development of the Business	1

Business of the Corporation	6

Property Operations	6

Power Generating Operations	12

Funds Management	16

Investment in Noranda	23

Business Environment and Risks	23

Directors and Officers	25

Market for Securities	27

Ratings	28

Dividends and Dividend Policy	28

Description of Capital Structure	29

Transfer Agent and Registrar	30

Material Contracts	30

Interests of Experts	30

Audit Committee Information	31

Additional Information	32

Appendices:

A. Trading Information for the Corporation’s Publicly-Listed Securities	A-1

B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1

C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

THE CORPORATION

Brascan Corporation is an asset management company with a focus on property, power and other infrastructure assets. We have direct investments of $20 billion and a growing portfolio of $7 billion of funds under management. Our assets include 70 premier office properties and over 120 power generating plants. Brascan Corporation is listed on the New York and Toronto stock exchanges.

Brascan Corporation was formed by articles of amalgamation dated August 1,1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. References in this Renewal Annual Information Form to the “Corporation” refer to Brascan Corporation, including our predecessor companies. References to “Brascan” include the Corporation’s consolidated subsidiaries. Our registered office is Suite 300, BCE Place, 181 Bay Street, Ontario, Canada, M5J 2T3.

All financial information in this Annual Information Form is expressed in United States dollars, unless otherwise noted.

SUBSIDIARIES

The following is a list of the Corporation’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

	Jurisdiction of	Percentage of Voting Securities
Name	Incorporation	Owned, Controlled or Directed

Property Operations
Brookfield Homes Corporation (“Brookfield Homes”)	Delaware	50
Brookfield Properties Corporation (“Brookfield Properties”)	Canada	50
BPO Properties Limited	Canada	89
Power Generating Operations
Brascan Power Inc. (“Brascan Power”) [1]	Ontario	100
Great Lakes Hydro Income Fund	Quebec	50
Funds Management Operations
Brascan Asset Management Inc.	Ontario	100
Other
Brascan Brasil, S.A.	Brazil	100

1	Formerly Great Lakes Power Inc.

DEVELOPMENT OF THE BUSINESS

We conduct our business through three main business units: property operations, power operations and funds management operations. In addition, we hold a number of investments in the natural resource sector. The following is a summary of recent developments since January 2002 in each area of operation and investment.

Property Operations
Property acquisitions and all divestitures since January 2002 include the following:

In March 2005, we announced the acquisition of an 80% interest in 20 Canada Square, a 555,000 square foot office property in London, U.K. for $624 million from Canary Wharf Group plc (“Canary Wharf”). 20 Canada Square is one of 28 office properties in the Canary Wharf Estate, a 97-acre office property complex in East London, in which Brascan owns a 17% interest.

In September 2004, Brookfield Properties acquired Potomac Tower, a 19-storey office tower in Washington, D.C. for $106 million.

In July 2004, we increased our ownership interest in the Canary Wharf in London, England to 17%, representing a total investment cost of $500 million. Canary Wharf owns an 86 acre commercial property development in London, England encompassing

Brascan Corporation 2005 Annual Information Form	1

8.8 million square feet of office properties, either completed or under construction, and land with an additional development potential of approximately 5.7 million square feet.

In March 2004, we acquired Edison Place in Washington, D.C., for $167 million. This 10-storey 547,000 square foot property is fully leased to Potomac Electric Power Company.

In December 2003, we completed construction of the 300 Madison Avenue commercial office property in midtown Manhattan, New York. This 1.2 million square foot building is fully leased to PricewaterhouseCoopers LLP and CIBC World Markets Inc. We also entered the Washington, D.C. office market with the acquisition of 1625 Eye Street, a 386,000 square foot property, from Union Labor Life Insurance Company for $158 million.

In September 2003, we also agreed to sell a 49% interest in 245 Park Avenue, a 1.6 million square foot office property in New York, to New York State Teachers’ Retirement System in a transaction valued at $438 million. Brookfield Properties has retained the management and leasing of the property.

In May 2003, we announced the acquisition of 52.8 million common shares of Canary Wharf, representing an approximate 9% interest in that company. In February 2004, Brascan acquired an additional 1.0 million common shares in Canary Wharf.

In September 2002,we acquired a 51% interest in Tower Three, a 2.1 million square foot office building in World Financial Center in lower Manhattan, New York, for $158 million. With this acquisition, Brascan has ownership interests in all four towers of this 8.0 million square foot office complex.

In March 2002, we sold a 50% interest in Exchange Tower, a 1.1 million square foot office property in downtown Toronto, for C$155 million.

Financial and corporate initiatives completed by our property operations since January 2002 included the following:

In February 2005, our commercial property subsidiary, Brookfield Properties, announced a three-for-two stock split of its common shares payable in the form of a stock dividend on March 31, 2005.

In October 2004, Brookfield Properties issued C$150 million of 5.2% preferred shares.

During April 2004, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series J.

Also in April 2004, Brookfield Homes declared a $278 million dividend comprised of cash and notes, of which the Corporation’s share was $139 million.

During December 2003, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series I.

In October 2003, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series H.

In September 2003, Brookfield Homes completed a Dutch auction tender offer for up to 5,000,000 shares of its outstanding common stock. Approximately 1.1 million shares of common stock were repurchased of which approximately 45% were tendered by the Corporation. All of the shares were accepted for purchase at a price of $18.50 per share.

In June 2003, Brookfield Properties issued C$110 million of Class AAA Preference Shares, Series G.

During January 2003, Brookfield Properties completed the spin-off of its wholly-owned residential property subsidiary, Brookfield Homes, a Delaware corporation, through a distribution of its common shares on the New York Stock Exchange. As a result, the Corporation became the principal shareholder of Brookfield Homes, holding approximately 50% of its outstanding common shares. Brookfield Homes is a residential homebuilder and land developer, which builds homes and develops land in master-planned communities and infill locations in the United States.

In September 2002, Brookfield Properties issued C$200 million of Class AAA Preference Shares, Series F. The net proceeds of the distribution were used to redeem C$200 million of its Class AAA preference shares, Series A, B and C, held by the Corporation.

Power Operations
Power acquisitions and developments since January 2002 included the following:

In January 2005, we acquired four hydroelectric generating stations with 80 megawatts (“MW”) of capacity in the northeastern United States, including two stations in Pennsylvania and Maryland from Reliant Energy Inc. for $42 million, and two stations in Maine and New York from Delta Power Company for $31 million. These acquisitions increase Brascan Power’s production base to 124 stations with over 2600 MW of generating capacity.

2	Brascan Corporation 2005 Annual Information Form

In December 2004, we entered into an agreement to acquire six hydroelectric stations with 76 MW of capacity located in the State of Minas Gerais in Brazil from Companhia de Forca e Luz Cataguazes Leopoldina for approximately C$115 million.

In November 2004, we were awarded contracts from the Ontario Government to develop two wind power projects in Ontario with a total generating capacity of approximately 150 MW.

In September 2004, we acquired from Reliant Energy Inc. a portfolio of 72 power generating stations in New York State for $900 million, including 71 hydroelectric stations on 14 river systems with a combined generating capacity of 674 MW and one 105 MW cogeneration station. This acquisition was partly funded by a $500 million bridge financing loan secured by these assets.

In April 2004, we announced approval for a C$85 million investment to upgrade our transmission lines in northern Ontario.

In January 2004, we acquired two power stations in the State of Minas Gerais in central Brazil with a combined generating capacity of 40 MW, and in March 2004 substantially completed the construction of a 25 MW cogeneration station in New Hampshire. These initiatives increased our aggregate power generating capacity to 1,827 MW.

In April and May 2003, Brascan completed the construction of two hydroelectric generating stations: a 45 MW facility in northern Ontario which replaced an older 27 MW station, and a 30 MW facility in south central British Columbia.

Also in May 2002, Brascan acquired four hydroelectric generating stations in northern Ontario with a combined generating capacity of 488 MW from Ontario Power Generation Inc. for C$346 million.

In February 2002, Brascan acquired six hydroelectric generating stations in northern Maine, with a combined generating capacity of 126 MW, and related transmission facilities for $156 million.

Financial and corporate initiatives completed by our power operations since January 2002 included the following:

In December 2004 and January 2005, our power operating company, Brascan Power Corporation, issued $550 million of corporate debentures comprised of $450 million of 4.65% unsecured debentures maturing December 16, 2009 and $100 million of floating rate unsecured debentures maturing December 18, 2006. These debentures are unconditionally guaranteed by our wholly owned power subsidiary Brascan Power, which changed its name from Great Lakes Power Inc. on December 1, 2004.

In September 2004, we completed a refinancing for the Lake Superior Power Cogeneration Station in northern Ontario, in the form C$77 million of 4.4% senior secured bonds due September 23, 2009.

In November 2003, our power generating subsidiary, Great Lakes Hydro Income Fund, issued C$175 million of 17-year, 6.91% senior bond private placement financing, secured by its Mississagi River hydroelectric generating facilities in northern Ontario.

In June 2003, our wholly-owned power generating subsidiary, Great Lakes Power Limited, issued C$384 million of 6.6% senior bonds due June 16, 2023, secured by its hydroelectric power operations in northern Ontario. In July 2003, Great Lakes Power Limited issued an additional C$115 million in the form of 7.8% subordinated debt, also due June 16, 2023.

Funds Management Operations
In March 2005, the Brascan Real Estate Opportunity Fund announced a binding agreement to acquire a 900,000 square foot office property portfolio in Washington, D.C., consisting of three downtown and there suburban office properties.

In February 2005, we announced a definitive agreement with Weyerhaeuser Company to acquire its coastal business in British Columbia for approximately C$1.2 billion plus working capital. This acquisition, which is expected to close in the second quarter of 2005, includes 635,000 acres of freehold timberlands as well as five saw mills, two remanufacturing facilities and 3.6 million cubic metres of associated annual Crown harvest rights.

Also in February 2005, Brascan Asset Management announced the filing of a final prospectus for the initial public offering of trust units and preferred securities of Brascan SoundVest Rising Distribution Split Trust.

In February 2005, we announced the acquisition of Hyperion Capital Management, a New York-based asset management company, for $50 million.

In 2004, our restructuring operations purchased C$141 million of senior secured debt in Concert Industries, a Canadian manufacturer of materials for consumer products.

In 2004, we launched through our specialty funds group a Canadian income trust product called Brascan SoundVest Total Return Fund.

In March 2004, Brascan launched Brascan Strategic Asset Management, a specialist asset management group based in New York which currently manages $1.5 billion of investment assets.

Brascan Corporation 2005 Annual Information Form	3

In October 2003, Brascan Asset Management Inc. completed an initial public offering of trust units of the Brascan SoundVest Diversified Income Fund, generating proceeds of C$69 million.

In August 2003, Brascan completed the initial public offering of trust units in the Royal LePage Franchise Service Fund. This C$150 million fund generates cash flow from the franchise royalties and service fees of a national network of real estate franchisees and agents operating under the Royal LePage brand name.

In May 2003, Brascan established the Brascan Bridge Lending Fund, a C$500 million fund dedicated to providing bridge loans, primarily in Canada, to companies in need of access to short-term financing.

In January 2003, Brascan acquired through the Brascan Real Estate Finance Fund (“BREF”), $44 million in common equity and subordinated debt of CRIIMI MAE as part of that company’s recapitalization. CRIIMI MAE is a commercial mortgage company that holds a portfolio of commercial mortgage-related assets and provides mortgage servicing functions for $17.4 billion of commercial mortgage loans.

In September 2002, Brascan established BREF, with committed capital of $200 million to invest in high yield real estate finance investments, primarily in the United States. This New York-based fund finances the ownership of real estate properties on a basis which is senior to traditional equity but subordinate to traditional first mortgages.

Investments
In March 2005, we announced our support for a plan by our 41%-owned mining and metals affiliate, Noranda Inc. (“Noranda”) to combine with its 59%-owned subsidiary Falconbridge Limited. We also announced our support for a bid by Noranda to purchase approximately 63.4 million of its common shares in exchange for $1.25 billion of preferred shares. We have agreed to tender all of our common shares in Noranda to this bid. Depending on the participation of other Noranda shareholders in this bid, our interest in Noranda will decline to between 16% and 26%.

In October 2004, we monetized 33 million of our common shares of Norbord Inc. (“Norbord”), our panelboard subsidiary, for $300 million, reducing our interest in this company from 43% to 36% (22% on a fully diluted basis).

In September 2004, the Corporation and Noranda, announced that 60-day exclusive negotiations had commenced with China Minmetals to acquire 100% of the outstanding shares of Noranda. In November 2004, Noranda announced that the exclusivity period would be allowed to lapse, as a result of delays ion arriving at a definitive agreement, and that it would continue discussions with China Minmetals on a non-exclusive basis while examining other alternative for increasing shareholder value.

In July 2004, our forest products subsidiary, Nexfor Inc. (“Nexfor”) completed the distribution of its specialty paper business to its shareholders in the form of common shares of a new public company, Fraser Papers, retaining its panelboard business Concurrently, Nexfor changed its name to Norbord. As a result of these transactions, we received a 42% interest in Fraser Papers and continued to own 42% of Norbord.

In November 2003, Brascan sold its 42% interest in Northgate Exploration Limited (“Northgate”) to a syndicate of underwriters for net proceeds of C$219 million. Northgate owns a gold/copper mine in British Columbia, Canada, which was acquired in conjunction with a Brascan-led restructuring conducted by its asset management group.

In August 2003, Noranda completed a recapitalization plan involving, among other things, the reduction of its quarterly dividend from C$0.20 per share to C$0.12 per share, the issue of additional common shares, the issue of $300 million of debt, and the conversion to US dollar reporting of its financial results. In connection with this plan, Noranda completed a public offering of 28.5 million common shares at a price of C$12.65 per share for total gross proceeds of approximately C$361 million. Concurrent with the issue, Brascan purchased from Noranda, at the same price, 20 million common shares, increasing its interest in Noranda to 42%. Noranda also granted to the Corporation options to acquire any of the shares not acquired by the syndicate of underwriters. In addition, Noranda completed the sale of its remaining 11,984,900 Priority Units of Noranda Income Fund, at a price of C$9.85 per unit, to a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc.

In January 2003, Noranda announced a restructuring of its magnesium business to respond to major structural changes in the magnesium industry. An after-tax non-cash charge of C$630 million was reflected in Noranda’s 2002 year-end financial results. Brascan’s share of the writedown of Noranda’s magnesium business represented a non-cash charge of approximately C$255 million or C$1.44 per share. In January 2003, Brascan extended its support to Noranda by agreeing to subscribe for up to C$300 million Noranda preferred shares. Pursuant to this undertaking, Brascan subscribed for C$150 million preferred shares of Noranda in April 2003, which also issued a further C$150 million preferred shares to the public.

During 2002, Brascan increased its ownership of Nexfor from 41% to 43% through normal course purchases.

4	Brascan Corporation 2005 Annual Information Form

In September 2004, our natural resource investment company, Brascade Resources Inc., was reorganized with a broader mandate as Brascade Corporation, to hold our 17% interest in Canary Wharf as well as our interests in Norbord and Fraser Papers Inc. (“Fraser Papers”) and part of our interest in Noranda.

In June 2004, the Corporation completed a three-for two stock split of its Class A Limited Voting Shares though the issue on June 1, 2004 of one Class A Limited Voting share for every two Class A or Class B Limited Voting shares held at the close of business on May 21, 2004.

In April 2004, the Corporation announced a change in the declaration currency for the dividend on our Class A and Class B Limited Voting Shares from Canadian dollars to US dollars, commencing with the dividend payable on August 31, 2004. The quarterly dividend paid on this date of US$0.14 per share, representing an annualized dividend of US$0.56 per share, has also been pro-rated to reflect the three-for-two share split to be implemented by way of a stock dividend paid on June 1, 2004.

Also in April 2004, the Corporation received approval for a normal course issuer bid to purchase up to 14,000,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the Corporation’s issued and outstanding Class A Limited Voting Shares, through open market purchase on the New York and Toronto stock exchanges during the period from April 21,2004 to April 20, 2005. As of the date of this Annual Information Form, the Corporation has purchased 372,695 Class A Limited Voting Shares for C$16 million at an average price of C$42.53 per share under this bid.

In February 2004, the Corporation announced an increase in the quarterly dividend payable on our Class A and Class B Limited Voting Shares from C$0.26 per share to C$0.27 per share, representing an annualized dividend of C$1.08, commencing with the dividend payable on May 31, 2004.

In April 2003, the Corporation announced a change in our reporting currency from Canadian dollars to US dollars, commencing with the financial results for the first quarter of 2003. The Corporation also announced an increase in the quarterly dividend payable on our Class A and Class B Limited Voting Shares from C$0.25 to C$0.26, representing an annualized dividend of C$1.04, commencing with the dividend paid on August 31, 2003.

Also in April 2003, the Corporation received approval for a normal course issuer bid to purchase up to 14,400,000 Class A Limited Voting Shares, representing approximately 8% of the issued and outstanding Class A Limited Voting Shares of the Corporation, through open market purchases on the New York and Toronto stock exchanges during the period from April 21, 2003 to April 20, 2004. Under this bid, the Corporation purchased 1,942,000 Class A Limited Voting Shares for C$73 million at an average price of C$37.44 per share.

In March 2003, the Corporation issued two series of notes in the United States: $200 million of 5.75% notes due March 1, 2010 and $250 million of 7.375% debentures due March 1, 2033.

In February 2003, the Corporation issued C$175 million of 15 year 5.4% redeemable retractable Class A, Series 12 Preference Shares. The net proceeds of the distribution were used for general corporate purposes.

In August 2002, the Corporation completed the acquisition of all the outstanding Class A Shares and Class B Non-Voting Shares of its subsidiary, Brascan Financial (formerly Trilon Financial Corporation) not already owned, for consideration of C$359 million in cash, 11.4 million Class A Limited Voting Shares of the Corporation and 1.1 million Class A Preference Shares, Series 11 of the Corporation.

In July 2002, the Corporation issued C$73.5 million of 10 year 5.5% non-cumulative redeemable retractable Class A, Series 11 preference shares. The net proceeds of the distribution were used for general corporate purposes.

In June 2002, the Corporation issued in the U.S.A. $350 million of 7.125% notes due June 15, 2012.

In April 2002, the Corporation issued C$125 million of 8.30% Preferred Securities due June 30, 2051.

Also in April 2002, the Corporation received approval for a normal course issuer bid to purchase up to 13,900,000 Class A Limited Voting Shares, representing approximately 10% of the public float of the issued and outstanding Class A Limited Voting Shares of the Corporation through open market purchases on the New York and Toronto Stock Exchanges during the period from April 19, 2002 to April 18, 2003. Under this bid, the Corporation purchased 6,544,700 Class A Limited Voting Shares for C$199 million at an average price of C$30.39 per share.

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BUSINESS OF THE CORPORATION

Brascan is an asset management company, with a focus on property, power generation and other infrastructure assets. We concentrate on businesses that generate sustainable, low-risk, growing streams of cash flow, such as high quality commercial properties, hydroelectric power generation plants and other infrastructure assets with similar characteristics.

Our investments include 70 premier office properties and over 120 power generating plants. Relatively low capital investment is required to maintain these operations and the values of the assets owned within these businesses typically appreciate as the associated cash flow streams grow, rather than depreciate over time, as is common with many other types of operating assets. In addition to our direct investments, we have $7 billion of additional assets and capital committed under management and plan to expand these assets significantly in future years.

Brascan’s common share market capitalization exceeds $9 billion and our Class A Limited Voting Shares are inter-listed on both the New York and Toronto stock exchanges. We own and manage our operations directly as well as through partially owned companies, joint venture partnerships and investment funds that are co-owned with institutional and other partners. We finance our operations with diversified sources of capital. Attractive low-risk financial leverage for our common shares is obtained through the use of property specific mortgages that have no recourse to the Corporation and the issuance of low-rate non-participating securities such as preferred shares. At December 31, 2004, total shareholders’ interests, including interests of others in our consolidated operations, totalled $7 billion at book value and had an aggregate market capitalization of $15 billion.

Our core operations are concentrated in three areas: our property operations include commercial properties, residential home building, associated development activities and property services; our power generation business is concentrated almost exclusively on hydroelectric power generation, although we also operate three gas fired generating facilities and a small transmission and distribution business; and our funds management business develops, invests and manages funds and investments on behalf of a select group of institutional investors that co-invest in the same types of assets which we own. At December 31, 2004, our operations employed approximately 6,000 people. In addition, we hold investments in companies in the natural resource sector and in Brazil, which together employ approximately 37,000 people.

A profile of Brascan along with a description of our principal businesses follows. In addition to the information provided on our businesses in this Annual Information Form, our operating units and investee companies which are also reporting issuers have filed their own Annual Information Forms and Annual Shareholder Reports containing information specific to their respective operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Corporation. These documents are also filed on SEDAR at www.sedar.com.

Forward-Looking Statements

This Annual Information Form contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the Corporation’s continuous disclosure documents, including this Annual Information Form and its 40-F filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Property Operations
Our property operations consist of commercial office properties, residential properties, development properties and property services activities. In total, we manage approximately 170 million square feet of real estate properties. This includes our own commercial properties, properties managed for institutional investors and third party managed properties. These operations are located predominantly in North America, but also include operations in the United Kingdom and Brazil.

Operating cash flows generated by each area of our real estate operations for the past three years, together with the assets deployed, were as follows:

6	Brascan Corporation 2005 Annual Information Form

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow
MILLIONS	Return on Assets [1]	2004	2003	2004	2003	2002

Commercial properties	10%	$7,470	$6,622	$697	$621	$622
Residential properties	39%	818	738	305	131	105
Development properties	—	950	814	1	67	2
Property services	32%	51	48	16	18	14

	12%	$9,289	$8,222	$1,019	$837	$743

1	As a percentage of average book value

Commercial Properties

Commercial properties generated $697 million of operating cash flows, an increase of 12% over 2003 which in turn was unchanged from 2002. The composition of the commercial property portfolio owned by the company at the end of 2004 and 2003 was as follows:

	Leasable	Return on	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2004	Area [1]	Assets [2]	2004	2003	2004	2003	2002

	(000 SQ.FT.)		(MILLIONS)		(MILLIONS)
New York, New York	9,506	11.3%	$3,576	$3,552	$404	$315	$307
Boston, Massachusetts	1,103	10.3%	328	333	34	33	32
Toronto, Ontario	4,777	8.5%	1,068	928	85	75	63
Calgary, Alberta	3,166	11.8%	448	450	53	46	37
Washington, D.C.	1,557	7.5%	439	150	22	—	—
Denver, Colorado	2,811	8.6%	370	372	32	32	36
Minneapolis, Minnesota	3,008	4.9%	414	400	20	22	28
Other North America	927	22.0%	84	134	24	44	45
Rio de Janeiro, São Paulo, Brazil	2,292	7.7%	293	303	23	28	25
London, United Kingdom	1,617	—	450	—	—	—	—
Income from properties sold	—	—	—	—	—	26	49

Total [3]	30,764	9.9%	$7,470	$6,622	$697	$621	$622

1	Effective interest
2	As a percentage of average book value
3	Excludes development sites

Approximately 86% of commercial property net income is generated from our five core North American markets: New York, Boston, Toronto, Calgary and Washington. We intend to continue our strategy of concentrating our operations within a select number of supply constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

The book value of our commercial property portfolio increased during the year with the acquisition of two properties in Washington and a net effective 17% interest in 17 properties within the Canary Wharf estate in London, U.K., as well as the impact of the higher Canadian dollar on our Canadian assets. During 2003 we completed the development of 300 Madison Avenue in New York and sold a 49% interest in our 245 Park Avenue property, also in New York, as well as a smaller Calgary property. The consolidated carrying value of our North American properties is approximately $250 per square foot, significantly less than the estimated replacement cost of these assets. Our core properties are on average 1.4 million square feet in size.

The commercial properties currently owned are expected to generate approximately $750 million of annual operating cash flows. The application of a capitalization rate to this cash flow yields the following values for our portfolio:

	Operating	Book Value	Capitalization Value
MILLIONS	Cash Flow [1]	2004	5.00%	5.75%	6.50%	7.25%

Commercial properties	$750	$7,470	$15,000	$13,000	$11,500	$10,350

1	Expected annualized operating cash flow based on year end portfolio

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Components of Operating Cash Flow

The components of the change in commercial property operating cash flow from year to year are contractual increases in rental rates, lease rollovers, lease-up of vacancies and acquisitions net of dispositions, as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002-2004	2004	2003	2002

Previous net operating income before lease termination income and property gains	$642	$621	$622	$642
Changes due to:
(i) Contractual increases on in-place leases	36	4	16	16
— Straight-line rental income	22	22	—	—
(ii) Rental increases achieved on in-place rents when re-leased	20	2	10	8
(iii) Lease-up of vacancies	9	1	3	5
(iv) Acquisitions and dispositions, net	(32)	47	(30)	(49)

Current year’s net operating income	$697	$697	$621	$622

(i) Contractual increases on in-place leases

During 2004, contractual increases in leases added $4 million to net operating income compared with $16 million in each of 2003 and 2002. Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the leases. Given the high credit quality of tenants in our buildings, there is generally low risk of not achieving these increases. Prior to 2004 our policy was to record most of our rental revenues in accordance with the actual payments received under the terms of our leases, which typically increase over time. However, we adopted straight-line rent recognition during 2004 in accordance with revised industry standards and accounting requirements, resulting in a $22 million increase during the year.

(ii) Rental increases achieved on in-place rents when re-leased

During 2004, higher rental rates on the re-leasing of space in the portfolio contributed $2 million of increased cash flow over 2003, compared with a corresponding increase of $10 million during the prior year and $8 million in 2002. At December 31,2004, average in-place net rents throughout the portfolio were $23 per square foot, up from $22 per square foot in December 31, 2003 and $21 per square foot at December 31, 2002, as leasing environments across North America improved. The average market net rent was $25 per square foot in 2004, an increase of $1 over $24 per square foot in 2003. Decreases in New York and Boston were offset by increases in other markets.

(iii) Lease-up of vacancies

Contribution to net operating income from lease-up of vacancies was $1 million in 2004 compared with $3 million in 2003 and $5 million in 2002. Contributions from vacancy lease-up was greater in 2003 due to vacancies leased in properties acquired in prior years. The contribution to operating cash flow from vacancy lease-up is expected to increase in the future as properties acquired or developed in 2004 with vacancies are leased up.

During 2004 we leased close to four million square feet of space, approximately four times the amount of space contractually expiring. This includes two million square feet of new leases and 1.6 million square feet of renewals.

Our total portfolio occupancy rate at December 31, 2004 was 97% in our core North American markets, and 95% overall, as shown in the following table:

	2004		2003		2002
AS AT DECEMBER 31	Leasable	Percentage	Leasable	Percentage	Leasable	Percentage
THOUSANDS OF SQUARE FEET	Area	Leased	Area	Leased	Area	Leased

New York, New York	11,221	98%	11,262	98%	10,113	98%
Boston, Massachusetts	2,163	97%	2,163	98%	2,163	97%
Toronto, Ontario	6,790	95%	6,884	96%	6,883	96%
Calgary, Alberta	6,331	98%	7,454	98%	7,570	97%
Washington, D.C.	1,557	93%	570	53%	—	—

Core North America	28,062	97%	28,333	97%	26,729	97%
Denver, Colorado	3,017	85%	3,017	83%	3,017	90%
Minneapolis, Minnesota	3,008	86%	3,008	74%	3,008	85%
Other North America	927	89%	1,281	91%	1,515	97%

Total North America	35,014	95%	35,639	94%	34,269	96%
Brazil	2,292	92%	2,216	93%	2,216	92%
London, United Kingdom	1,617	86%	—	—	—	—

Total [1]	38,923	95%	37,855	94%	36,485	96%

1	Excludes development sites

8	Brascan Corporation 2005 Annual Information Form

(iv) Acquisitions and dispositions, net
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital in order to reinvest in other opportunities at higher returns. We continued our practice of actively managing our portfolio with the acquisition of two properties in Washington D.C., aggregating 1.6 million square feet, and completed the first full year of operations of our 300 Madison Avenue property in midtown Manhattan, New York. This 1.2 million square foot building was completed in late 2003 and is fully leased to CIBC World Markets and PricewaterhouseCoopers for 30 years with a CIBC covenant on 100% of the property.

We sold partial interests in mature, well leased properties with the sale of a 49% interest in 245 Park Avenue during 2003, as well as a smaller property in Calgary. In 2002 we sold partial interests in properties located in Toronto and Calgary, and acquired 1.2 million vacant square feet located in Tower Three of our World Financial Center complex in New York City. The net acquisition of properties, together with associated leasing fees, increased operating cash flow by $47 million in 2004, and the sale of properties reduced operating cash flow by $30 million in 2003 and $49 million in 2002.

Tenant Relationships and Lease Maturities
An important characteristic of our commercial property portfolio is the strong credit quality of our tenants. Special attention is given to tenants’ credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The tenant profile on average represents an “A” credit rating. Major tenants with over 400,000 square feet of space in the portfolio include Merrill Lynch, CIBC, RBC Financial Group, Petro-Canada, Imperial Oil and JPMorgan Chase, among others.

Our strategy is to sign long-term leases with our tenants in order to mitigate risk and reduce overall re-tenanting costs in the portfolio. We typically commence discussions with our tenants regarding their space requirements well in advance of their contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20 years. As a result, the average amount of leasable area in the total portfolio maturing annually is approximately 5%.

Residential Properties
Our residential property business consists primarily of single family home building across North America with our established niche being in the mid to upper-end of the home building industry. We are one of the 20 largest home builders in the United States, with a significant base of operations in California and Virginia. We also build residential condominiums in Brazil and build homes and develop lots in Toronto and Calgary, and have done so successfully for over 20 years. The capital deployed and the cash flows generated by these operations over the past three years were as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow [1]
MILLIONS	Return on Assets [2]	2004	2003	2004	2003	2002

United States
California	48%	$414	$361	$184	$57	$50
Virginia	35%	196	110	53	27	21
Colorado	43%	22	25	10	3	(9)
Florida	—	4	91	—	—	(3)
Canada
Ontario	38%	16	26	8	5	3
Alberta	30%	90	68	24	23	33
Brazil	39%	76	57	26	16	10

	39%	$818	$738	$305	$131	$105

1	Revenue less cost of sales
2	As a percentage of average book value

Operating cash flow from our residential operations increased to $305 million in 2004, up from $131 million in 2003 and $105 million in 2002. This substantial increase reflected both higher selling prices and improved margins, as well as an increase in the number of homes and lot sales closed during the year. All of our major markets continued to experience strong demand due to favourable economic fundamentals and demographic trends. We own approximately 50% of the equity capital in our U.S. and Canadian operations and, accordingly, a corresponding proportion of the improved returns accrued to other investors which is reflected as minority interests of others in assets.

Home sales totalled 3,321 units for the year compared with 2,731 in 2003. Lot sales in 2004, including the bulk sale of lots to other builders, totalled 6,125 compared with 5,152 in 2003.

The book value of the assets employed in our residential business has increased in each of the past two years due to an increased level of activity, development of land and higher level of work in process.

Brascan Corporation 2005 Annual Information Form	9

Details of the home and lot sales by regional market, are as follows:

	Home Sales			Lot Sales [1]
YEARS ENDED DECEMBER 31 (UNITS)	2004	2003	2002	2004	2003	2002

United States
California	1,357	1,023	1,093	1,415	1,044	1,420
Virginia	523	505	461	864	745	791
Colorado	—	—	—	468	448	277
Florida	—	—	47	—	—	47
Canada
Ontario	339	318	374	339	318	468
Alberta	496	479	382	2,433	2,191	2,221
Brazil	606	406	535	606	406	535

Total	3,321	2,731	2,892	6,125	5,152	5,759

1	Including lots associated with home sales

The average home sales price in 2004 for our home building operations was $416,000 per unit, an increase of 12% over 2003 levels. The increase in the average home price was due to a larger proportion of higher priced houses sold, and increased pricing on housing sales across virtually all markets in North America.

The backlog of orders for delivery in 2005, as at the date of this report was approximately 40% of expected 2005 closings.

Development Properties
Development properties consist predominantly of commercial property development sites, density rights and related infrastructure, and land owned and under option, held pending future development into income producing assets or for sale to other users or our own home building operations. These assets are owned to add value through obtaining building entitlements or for conversion into cash flow generating real estate. Development properties also include rural development properties in Brazil.

The composition of our development properties at December 31, 2004 and 2003 was as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow
MILLIONS	Potential Development	2004	2003	2004	2003		2002

Commercial development properties	22.1 million sq. ft.	$603	$509	$—	$—		$—
Residential lots – owned	35,658 lots	263	246	—	65	[1]	—
– optioned	14,919 lots	45	19	—	—		—
Rural development properties	135,000 acres	39	40	1	2		2

Total		$950	$814	$1	$67		$2

1	Realized gain on sale of lots

Commercial Development Properties
We maintain an in-house development capability to undertake commercial developments when the risk-adjusted returns are adequate and significant pre-leasing has been achieved.

Commercial development properties at December 31, 2004 and 2003, included the following projects:

	Projected Office Density		Book Value
AS AT DECEMBER 31 (MILLIONS)	% owned	# of sq. ft. [1]	2004	2003

Commercial Office Projects
New York	100%	3,700,000
Toronto	25% to 65%	3,692,000
Calgary	100%	500,000
Denver	100%	400,000
São Paulo	100%	7,500,000
London, United Kingdom [2]	17%	735,000

		16,527,000	$449	$382
Residential Projects
São Paulo	100%	1,558,000
Rio de Janeiro	100%	4,030,000

		5,588,000	154	127

Total		22,115,000	$603	$509

1	Effective interest excluding partners
2	Proportionate share held indirectly through Canary Wharf Group plc

Currently our largest commercial office development property is a 1.2 million square foot divided interest in Three World Financial Center, the 2.1 million square foot third tower of our flagship World Financial Center complex in downtown Manhattan.

10	Brascan Corporation 2005 Annual Information Form

We acquired the vacant property in 2002 at a substantial discount to replacement value and are in the process of securing tenants for the portion owned by us, which is expected to be 70% leased by the end of 2005. Also in New York is our Penn Station development in midtown New York which recently received increased permitting for 2.5 million square feet of office density.

We own a 50% interest in the Bay-Adelaide Centre development property, located in Toronto’s downtown financial district. This project includes below-grade infrastructure for 1.8 million square feet of office and residential space and a fully operational underground revenue-generating parking facility. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density. We have similar rights to develop 500,000 square feet of office space at Bankers Hall in Calgary and 400,000 square feet for Republic Plaza in Denver.

In São Paulo, Brazil, we own the Green Valley Office Park, which currently encompasses 300,000 square feet of built office space. We also own density to build commercial office space of up to a further 7.5 million square feet, and residential condominium density of a further 1.5 million square feet, to be developed over the next fifteen years. In Rio de Janeiro, we own 4.0 million square feet of condominium density in Barra da Tijucca which will be built over the next 10 years.

Residential Development Properties

Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.

		Book Value
AS AT DECEMBER 31 (MILLIONS)	# of Lots	2004	2003

Residential lots — owned
United States	7,970	$110	$144
Canada	27,688	153	102

	35,658	263	246
Residential lots — optioned
United States	14,919	45	19

Total	50,577	$308	$265

Over the past two years, with strong markets we have chosen to sell additional development lots to other home builders, rather than continue to hold these lots for future conversion into homes for sale at a later date. We recorded gains of $65 million during 2003 on sales of this nature and, although we did not complete any significant transaction of a similar nature in 2004, we continue to pursue such opportunities.

We have elected to increase our use of options to control lots for future years in our most active markets in order to reduce risk. To that end, we have acquired options on nearly 15,000 lots in our U.S. markets in return for us providing our planning and development expertise to obtain the required entitlements.

Rural Development Properties

We own 135,000 acres of prime rural development land in the States of São Paulo and Minas Gerais in Brazil. These properties have, until recently, been utilized primarily for beef production, but are also suitable for the growing of soy beans and sugar cane for the production of ethanol. A substantial increase in the world-wide consumption of ethanol to add to or use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane growing. Accordingly, we are in the process of entering into long-term land leases with operators of large sugar cane processing facilities. During 2004 we set aside approximately 30,000 acres to lease for 20-year terms to earn growing annual cash flows significantly in excess of those previously received. We will continue to retain ownership in the land, which we expect to appreciate further in value.

Property Services

We operate a broad array of property services which leverage our industry presence. These services include commercial property brokerage and investment banking services, and residential and commercial property services. The composition of our property services operations at December 31, 2004 and 2003 was as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Operating Cash Flow [1]
MILLIONS	Return on Assets [2]	2004	2003	2004	2003	2002

Commercial Brokerage and Advisory Services		$8	$8	$10	$4	$2
Brookfield LePage Facilities Management		10	9	4	3	2
Brookfield Residential Management Services		3	4	1	1	1
Centract Residential Property Services		30	27	1	10	9

Total	32%	$51	$48	$16	$18	$14

1	Revenue less operating cost
2	As a percentage of average book value

Brascan Corporation 2005 Annual Information Form	11

Although the aggregate operating cash flow from property services is relatively small in comparison to that generated by our other property operations, the return on capital employed is significant. In addition to benefitting our clients, these operations complement our other property operations and broaden our market knowledge.

Commercial brokerage and advisory services are provided through Royal LePage Commercial. These include commercial leasing, sales, appraisal and brokerage services across Canada. This operation has the largest share of many major markets across Canada. Our advisory services group leverages our commercial brokerage, bridge lending and asset management operations to earn fees and also assists in developing opportunities for our other operations. The Brascan Financial Real Estate Group provides financing, advisory and investment banking and brokerage services throughout North America.

Brookfield LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brascan in partnership with Johnson Controls, the largest facilities management operator in the world. Our joint venture manages close to 100 million square feet of premises for major corporations and governments, and continues to benefit from the trend towards outsourcing of facilities management worldwide.

Brookfield Residential Management Services manages premier condominium and apartments in Canada, providing management services to approximately 35,000 upscale residential units.

Centract Residential Property Services provides a wide array of services to homeowners, corporations and institutions, such as mortgage settlement, home appraisal, relocation and move-in services. We also provide services to the Royal LePage property franchise network, a residential property brokerage organization with 10,000 agents across Canada. Royal LePage brokered one in five of all homes sold in Canada in 2004. A public royalty trust was established during 2003 to finance the ownership of franchise contracts associated with this business. This enabled us to reduce the capital committed to the business by approximately $100 million.

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems in North America, many of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. These operations are predominantly 100% owned by the company, although we do share ownership of some facilities with co-investors, including operations which are held through a publicly listed income trust. We anticipate sharing the ownership of additional assets with institutional partners once we have achieved sufficient scale in this business, similar to our strategy for our commercial property portfolio.

The capital deployed and operating cash flows produced by our power generating operations are as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Installed	Return on	Book Value		Operating Cash Flow
MILLIONS	Capacity (MW)	Assets [1]	2004	2003	2004	2003	2002

Ontario	957	13%	$1,122	$977	$140	$102	$83
Quebec	266	17%	359	328	57	33	40
British Columbia	127	13%	80	71	10	7	5
New England	199	14%	262	228	34	16	15
New York	779	8%	839	—	17	—	—
Other	294	7%	386	323	25	14	10

Total	2,622	11%	$3,048	$1,927	$283	$172	$153

1	As a percentage of average book value

As at December 31, 2004, we owned operating interests in 120 power generating stations with a combined generating capacity of 2,622 megawatts. Since year end, we have acquired 2 additional stations with a combined generating capacity of 23 megawatts and have entered into agreements to acquire interests in nine other hydroelectric generating stations with a combined generating capacity of 772 megawatts. Of our existing stations, all but three are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This distribution provides important diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. Our facilities produce approximately 10,500 gigawatt hours of electricity annually based on average water flows, more than double our annual generation capacity of five years ago.

Operating cash flow from our power generating business increased 65% in 2004 to $283 million from $172 million in 2003 and $153 million in 2002. Operating assets in this business, at book value, increased from $1.6 billion at the end of 2002 to $3.0 billion

12	Brascan Corporation 2005 Annual Information Form

at the end of 2004 as a result of acquisitions and the development of new facilities, as well as the increased carrying value of our Canadian operations due to currency appreciation.

We expect the operations owned at year end to contribute approximately $360 million of operating cash flow based on current pricing and average hydrology. The application of a capitalization rate to this cash flow yields the following values for our portfolio:

	Operating	Book Value	Capitalization Value
MILLIONS	Cash Flow [1]	2004	5.0%	6.0%	7.0%	8.0%

Power generating facilities	$360	$3,048	$7,200	$6,000	$5,150	$4,500

1	Expected annualized operating cash flow based on year end capacity, current in-place pricing and average hydrology

The book value is lower than the intrinsic value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets; or because we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis. The high end of the value range reflects our belief that hydroelectric generating facilities will over time become increasingly attractive to investors due to the quality of their cash flows.

Components of Operating Cash Flow

The following table illustrates the components of the change in operating cash flows from the company’s power generating business during the past three years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2002 – 2004	2004	2003	2002

Prior year’s net operating income	$92	$172	$153	$92
(i) Hydrology variations within existing capacity	32	27	(10)	15
(ii) Variation in prices and operational improvements	55	50	(8)	13
(iii) Capacity additions	104	34	37	33

Current year operating cash flow	$283	$283	$172	$153

(i) Hydrology variations within existing capacity

Generation from existing capacity increased to 6,818 gigawatt hours during the year, a significant increase from the 4,231 gigawatt hours generated in 2003. The increase was due to a return to normal water conditions following unusually dry conditions in northern Ontario and western Quebec during the first half of 2003. The variance in water conditions increased cash flow from our power generating operations by $27 million in 2004 compared to a decrease of $10 million in 2003. The continued expansion of our operating base into different watersheds and river systems should reduce the relative significance of hydrology variances in any one region in the future. Water levels in the fourth quarter were slightly below long-term averages. However all facilities are currently operating at or above average generation levels.

(ii) Variation in prices and operational improvements

During 2004 we successfully restructured a number of our power sales arrangements to increase the base level of revenue pricing, many of which have clauses to provide for price increases every year, primarily linked to inflation. The total increase was $50 million. Our reservoirs enable us to capture peak pricing by storing water for utilization during periods of high demand. We experienced lower prices during 2003, relative to the higher price environment which occurred during the weather extremes in 2002.

(iii) Capacity additions

We have increased our generating capacity significantly over the past three years through acquisitions and selective development. Most of the capacity additions in 2004 occurred at the end of the third quarter, and accordingly, were not fully reflected in the current year’s results. Nonetheless, additional capacity contributed $34 million in 2004, compared with $37 million in 2003 and $33 million in 2002. The additional facilities also further the diversification of our watersheds, thereby reducing hydrology risk, and position us as a leading generator in Ontario and an important participant in the New York and New England electricity markets.

Operating Margins

Our power generating operations are among the lowest cost producers of electricity in North America, with cash operating costs averaging 1.6 cents per kilowatt hour. This compares favourably with other forms of power generation. Our low cost structure results from the high quality of our assets, the continued application of new technology and the recent re-turbining of many of our facilities. Our power plants are also environmentally preferable to most other forms of electricity generation and produce virtually no harmful emissions.

Based on average hydrology and current power prices, our operations are capable of generating $360 million of annual operating cash flows:

Brascan Corporation 2005 Annual Information Form	13

AS AT DECEMBER 31, 2004	Per Kilowatt Hour	Total[1]

	(CENTS)	(MILLIONS)
Revenue	4.8	$504
Expenses	(1.6)[2]	(166)

Operating cash flow	3.2	338
Transmission and distribution		22

		$360

1	Based on in-place capacity of 2,622 MW and a verage generation of 10,482 GWh
2	Includes fuel for gas plants

Contract Profile

We endeavour to maximize the stability and predictability of our power generating revenues through the use of contracts to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.

Approximately 70% of our projected 2005 revenue is subject to long-term bilateral and fixed-price power sales contracts or regulated rate-base arrangements. The remaining revenue is generated through the sale of power on a wholesale basis. The level of contracted revenue is lower than our target of 80% to 85% because power generated by the recently acquired New York operations was not contracted at the time of acquisition. Approximately 50% of this output was subsequently contracted on a short-term basis with the objective of establishing longer term contracts in the future.

Our long-term sales contracts have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. Our policy is to use financial contracts which typically have a term of between one and three years to lock in the future price of uncommitted power generation such that between 15% and 20% of total revenues is based on spot pricing. All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are able to generate attractive margins on non-contracted power. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls and also provides the flexibility to enhance profitability through the production of power during peak price periods.

A brief description of our power operations in each of our major markets follows.

Ontario

Our power operations in northern Ontario include 17 hydroelectric generating stations on six river systems in northern Ontario, with a combined generating capacity of 847 megawatts, and one 110 megawatt natural-gas fired cogeneration plant located in Sault Ste. Marie. Our transmission and distribution operations in northern Ontario consist of approximately 726 km of 44 kilovolt (“kV”) to 230 kV transmission lines and 11 distribution sub-stations that serve approximately 11,500 customers. In November 2004, we were selected by the Ontario Government to develop two wind power projects with almost 150 megawatts of capacity. Construction on these projects is expected during 2005 and 2006.

			Long-term
			Average
AS AT AND FOR THE YEARS	Installed	Generating	Generation	Book Value		Operating Cash Flow
ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Lake Superior Power	110	1	850	$105	$105
Mississagi Power[1]	488	4	750	274	258
Sault Power	203	5	906	492	409
Wawa Power	156	8	756	251	205

	957	18	3,262	$1,122	$977	$140	$102	$83

1	Held through 50% owned Great Lakes Hydro Income Fund

Operating cash flow increased substantially during 2004 due to a 4% increase in generation as well as improvements in pricing achieved as a result of re-marketing contracts and increasing the proportion of power dispatched during peak demand periods.

14	Brascan Corporation 2005 Annual Information Form

Quebec
Our operations in western Quebec consist of five hydroelectric generation stations on three tributaries of the Ottawa River, with a combined generating capacity of 266 megawatts. These operations have four key interconnections with the Quebec power grid and two with the Ontario power grid.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Lièvre River Power [1]	238	3	1,418	$271	$248
Pontiac Power	28	2	210	88	80

	266	5	1,628	$359	$328	$57	$33	$40

1	Held through 50% owned Great Lakes Hydro Income Fund

Operating cash flow improved during 2004 due to a 14% increase in generation as well as improved margins arising from re-contracting and by utilizing our interconnections to facilitate sales into higher priced markets.

British Columbia
Our operations in British Columbia include three hydroelectric power generating stations with a combined generating capacity of 127 megawatts. During 2004, we added a third generating unit to the recently constructed Pingston Power station near Revelstoke, B.C., increasing its capacity to 45 megawatts.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Powell River Energy [1]	82	2	261	$48	$44
Pingston Power	45	1	95	32	27

	127	3	356	$80	$71	$10	$7	$5

1	Held through 50% owned Great Lakes Hydro Income Fund

New England
Our New England operations include seven hydroelectric generating stations in Maine and eight hydroelectric generating stations in New Hampshire, with a combined generating capacity of 174 megawatts. During 2004, we completed construction of the 25 megawatt White Mountain cogeneration facility in Berlin/Gorham.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Maine Power [1]	129	7	748	$180	$177
New Hampshire Power [1]	45	8	262	49	51
White Mountain, NH	25	1	184	33	—

	199	16	1,194	$262	$228	$34	$16	$15

1	Held through 50% owned Great Lakes Hydro Income Fund

Operating cash flow increased substantially during 2004 reflecting a full year of contribution from operations acquired in November 2003 and early 2004, and a return to normal water conditions following particularly dry conditions in the first half of 2003.

Brascan Corporation 2005 Annual Information Form	15

New York

In September 2004, we established our operations in New York State through the acquisition of 72 power stations for approximately $900 million including working capital. These stations have a combined generating capacity of 779 megawatts and long-term average generating capacity of 2,933 GWh. They include 71 hydroelectric power generating stations located on 14 river systems in upstate New York, and one 105 megawatt dual-fired cogeneration station in East Syracuse.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Hudson River Power	237	12	915	$272	$—
St. Lawrence River Power	223	30	1,096	313	—
Lake Ontario Power	214	29	892	221	—
East Syracuse	105	1	30	33	—

	779	72	2,933	$839	$—	$17	$—	$—

Operating cash flow in 2004 includes the period from September 29, 2004, the date of acquisition. We expect these operations to contribute approximately $90 million of annual net operating income on a normalized basis.

Other Power Operations

Our other power operations include our interest in Louisiana Hydroelectric Power, which operates a 192 megawatt run-of-the-river facility on a diversion of the Mississippi River, and five hydroelectric stations in southern Brazil with 102 megawatts of capacity, two of which we acquired in 2004. Our Brazilian power stations are located in the states of Minas Gerais, Paraná and Rio Grande do Sul, and are operated from our office in Curitiba. In December 2004, we announced an agreement to acquire six additional hydroelectric stations in the State of Minas Gerais with a combined generating capacity of 76 megawatts.

			Long-term
			Average
	Installed	Generating	Generation	Book Value		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity	Stations	2004	2004	2003	2004	2003	2002

	(MW)		(GWh)	(MILLIONS)		(MILLIONS)
Louisiana HydroElectric Power	192	1	677	$244	$228
Brazil	102	5	432	90	50
Development properties			—	52	45

	294	6	1,109	$386	$323	$25	$14	$10

Operating cash flow increased due to the additional Brazilian operations and higher generation levels at Louisiana HydroElectric Power.

The book value of our investment in Louisiana HydroElectric Power represents our 75% equity interest in the project, which we do not consolidate as we do not have voting control at this time. We expect to consolidate this entity in our accounts beginning in 2005 under new accounting requirements for variable interest entities. The book value of Louisiana HydroElectric Power’s assets at year end was $1.0 billion, financed by $0.8 billion of project specific debt.

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. Our current industry focus is on property and long-life infrastructure assets.

In addition, we hold a proprietary portfolio of private equity investments consisting of interests in businesses that we believe are undervalued and are being held until such time as they may be sold for a higher value or combined with our core operations. In the meantime we actively manage these investments and pursue alternatives to restructure or optimize these businesses to enhance their value.

16	Brascan Corporation 2005 Annual Information Form

The following table shows the assets under management at December 31, 2004 and 2003, together with the associated operating cash flows:

	Return on	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Assets[1]	Management[2]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2004	2003	2004	2003	2002

Bridge Lending Fund	10%	$1,148	$698	$265	$40	$21	$37
Real Estate Finance Fund	12%	627	103	157	15	8	—
Restructuring Fund	24%	366	95	64	19	8	9
Real Estate Opportunity Fund	—	210	80	—	—	—	—
Timber Management Fund	11%	87	87	89	10	4	2
Private Equity Fund	5%	750	750	844	40	32	41
Structured Products and Capital Markets	9%	1,775	1,420	561	85	95	84
Traditional assets under management	—	3,208	2	—	1	—	—
Office properties under management[3]	—	2,200	—	—	—	—	—
Other	—	140	140	115	9	30	5

Total	8%	$10,511	$3,375	$2,095	$219	$198	$178

1	As a percentage of average book value
2	Represents capital committed or pledged by Brascan and co-investors, including the book value of our invested capital
3	Management fees included in property income

We believe that the combination of our operating experience and knowledge of a number of industries, together with our financial capabilities, enables us to earn superior risk-adjusted returns in our selected areas of investment. This, combined with our willingness and ability to invest significant capital alongside our co-investors, makes us an attractive investment partner.

Of the $10.5 billion which we manage in this business, $3.4 billion represents our own capital. We expect that the amounts managed on behalf of partners will grow substantially over time. This should result in increased returns on our capital as we earn management and performance based incentive fees. As many of these funds have only recently been launched, performance fees earned to date have been modest, although we expect these to grow over time.

We continue to own financial assets directly which we acquired prior to establishing our investment funds or because they do not fit the specific mandate of any one of our current funds.

The following table shows operating cash flows generated by our funds management operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003	2002

Investment income
Interest	$70	$58	$43
Dividends	24	34	30
Capital gains	39	40	31
Net fee income	46	34	33

	179	166	137
Private equity investment income	40	32	41

	$219	$198	$178

Operating cash flows increased to $219 million in 2004, an increase of 11% over 2003 which in turn was higher than 2002. Net fee income increased to $46 million in 2004 as a result of a higher level of activity and more assets under management. Higher interest income reflects higher levels of interest bearing securities and loans held during the year.

The value of our funds management business is determined by the value of our invested capital together with the value of the associated net fee stream, which in 2004 totalled $46 million. We are in the early stage of building these cash flows and, accordingly, are incurring a proportionately higher level of start-up costs. Based on net fee incomes that we expect will increase significantly, the incremental value of this business is currently between $500 million and $1 billion, using multiples of 10 to 20 times. This is in addition to the appreciation in value the of assets we own in our various Funds.

Bridge Lending Fund

The Bridge Lending Fund is a C$1 billion fund dedicated to providing bridge loans, primarily in Canada. The Fund leverages our 20-year history of offering tailored lending solutions to companies in need of access to short-term financing. We have committed 45% of the Fund’s capital and our institutional partners have committed the balance. For larger transactions, we may invest directly and have granted co-investment rights to our partners to allow them to participate in a similar manner.

Brascan Corporation 2005 Annual Information Form	17

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Bridge Lending Fund	$833	$383	$28	$14	$2	$—
Directly held bridge and corporate loans	315	315	237	26	19	37

Total	$1,148	$698	$265	$40	$21	$37

1	Represents capital committed by Brascan and co-investors, including invested capital

Loans advanced during the year by the Fund include a $200 million loan to Atlas Cold Storage, an industrial storage company, and a $200 million loan to Unibord, a manufacturer of wood panel products. The Fund’s management team reviewed over $4 billion of financing opportunities and issued funding commitments totalling $800 million. A total of $575 million was advanced during the year to 11 clients. We also hold $315 million of bridge and corporate loans, which represent co-investments or were originated prior to the establishment of the Fund.

Real Estate Finance Fund

The Real Estate Finance Fund was launched in 2002 as a $600 million fund to finance the ownership of real estate properties on a basis which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. The Fund combines our own 35-year track record in real estate and finance with an experienced New York-based management team. We have agreed to provide $200 million of capital and institutional investors will provide the balance of $400 million.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Real Estate Finance Fund	$600			$15	$8	$—
Office property loans		$43	$56
Retail property loans		8	56
CMBS REIT		15	45
Collateralized debt obligation notes		10	—

	600	76	157	15	8	—
Directly held	27	27	—	—	—	—

Total	$627	$103	$157	$15	$8	$—

1	Represents capital committed by Brascan and co-investors, including invested capital

During 2004, the Fund acquired 35 loan positions with an aggregate investment of $436 million. Significant transactions included the acquisition of a $70 million junior mortgage on the Bank of America Center in San Francisco, and $65 million in mezzanine financing on a diversified portfolio of long-term health care centers in the U.S.

The Fund also established a $350 million collateralized debt obligation facility with a group of institutional lenders who have committed low cost funding for a seven-year term to finance the acquisition of mortgage loan securities. This financing provides a stable source of funding that will enable the Fund to achieve higher returns for its investors, including Brascan.

In 2005, we plan to expand our operations to the U.K. with the increase of the Fund’s mandate to include European opportunities.

Restructuring Fund

The Tricap Restructuring Fund was launched in 2002 as a C$415 million restructuring fund, to invest long-term capital in companies facing financial or operational difficulties in industries where we have expertise. The Fund benefits from our 20 year record of restructuring companies experiencing financial and operational difficulties. We have committed C$200 million of the capital and institutional investors have provided the balance.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Tricap Restructuring Fund	$347			$13	$6	$4
Western Forest Products		$15	$31
Concert Industries		37	—
Other		24	—

	347	76	31	13	6	4
Directly held restructuring assets	19	19	33	6	2	5

Total	$366	$95	$64	$19	$8	$9

1	Represents capital committed by Brascan and co-investors, including invested capital

18	Brascan Corporation 2005 Annual Information Form

During the year, we completed the restructuring of Western Forest Products (formerly Doman Industries), a western Canadian forest products company. We recovered the full amount of our initial fund investment of $62 million on the reorganization, with the Fund continuing to hold an 18% interest in Western Forest, received through the restructuring. The 18% interest has a current investment value of $30 million.

We recently advanced $75 million to acquire the senior secured debt of Concert Industries, a leading manufacturer of air woven consumer tissue products. Tricap sponsored the restructuring of this company, and in return received a 100% common equity interest in Concert which will be operationally restructured over the next few years.

Directly held restructuring assets relate to co-investment positions and assets owned prior to the establishment of the Fund.

Real Estate Opportunity Fund

Our Real Estate Opportunity Fund was launched in 2003 as a C$250 million property fund to invest in underperforming commercial properties. Premier office properties will continue to be pursued through our direct property operations or a planned core property fund. The Fund has a dedicated management team which had previously been pursuing similar types of activities within our commercial property operations for many years. We provided the initial capital and will raise funds from other investors after the origination of a number of initial investments.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Real Estate Opportunity Fund	$210	$80	$—	$—	$—	$—

1	Represents capital committed by Brascan and co-investors, including invested capital

Our objective is to acquire underperforming real estate which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital. We completed several investments since inception including the acquisition of a $69 million office property portfolio in Indianapolis and an $11 million redevelopment asset in Toronto. We are currently examining a number of attractive investment opportunities and expect to significantly increase invested assets during 2005.

Timber Management Fund

We currently own 440,000 acres of timberlands located in Maine and in the State of Paraná in Brazil. These lands generated net operating cash flow of $10 million in 2004 and have a book value of $87 million. We also own, through our investment in Fraser Papers, an indirect 42% interest in timberlands in Maine and New Brunswick, which include one million acres owned outright and a further 1.3 million acres managed under license.

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Timber Management Fund
Directly held	440,000	$87	$89	$10	$4	$2
Indirect holdings[1]	2,300,000	—	—	—	—	—

Total	2,740,000	$87	$89	$10	$4	$2

1	Held indirectly through our 42% ownership interest in Fraser Papers

In 2003, we assembled a team of forest management professionals to expand our timber management operations and to ultimately establish a Timber Management Fund. We have formed relationships with institutional investors who wish to acquire timber assets and we are currently jointly examining a number of promising opportunities.

Private Equity Fund

We own a number of private equity investments which will either be sold once value has been maximized or integrated into our core operations. Within our areas of expertise, we continue to seek new investments of this nature and dispose of more mature assets. The following table sets out the investments in our proprietary private equity fund, together with associated cash flows and gains:

Brascan Corporation 2005 Annual Information Form	19

AS AT AND FOR THE YEARS ENDED DECEMBER 31		# of	%	Book Value		Operating Cash Flow
MILLIONS	Location	Shares	Interest	2004	2003	2004	2003	2002

Forest products
Norbord Inc.	North America/UK	53.8	36%	$177	$356	$19	$18	$16
Fraser Papers Inc.	North America	12.8	42%	204	—	—	—	—
Katahdin Paper Company, LLC	Maine	—	100%	85	76	(1)	(2)	—
Business Services
Banco Brascan, S.A.	Rio de Janeiro	—	40%	59	45	4	3	13
Privately held	Various	—	—	81	89	11	9	7
Publicly listed	Canada	—	—	86	72	3	—	(1)
Mining and metals
Coal lands	Alberta	—	100%	58	53	4	4	5
Northgate
Exploration Limited	British Columbia	—	—	—	—	—	—	1
Real Estate
Canary Wharf Group, plc	London, UK	—	—	—	153	—	—	—

Total				$750	$844	$40	$32	$41

Norbord Inc.

We own approximately 54 million shares, representing a 36% interest in Norbord Inc. (“Norbord”). The book value of this investment was $177 million at year end. We issued debentures during 2004 that are exchangeable into 20 million of these shares and which are reflected as a liability at year end of $195 million. Accordingly, our net interest in Norbord is approximately 34 million shares, or 23%, and had a quoted market value at year end of approximately $349 million.

Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard (“OSB”). Norbord contributed $19 million of dividends to our cash flow together with a $63 million gain as described below.

During 2004, Norbord distributed its paper operations to shareholders as a newly formed public company, Fraser Papers Inc. and concurrently changed its name from Nexfor Inc. At the same time, Norbord paid a special dividend of C$1.00 per share.

We also monetized approximately half of our investment in Norbord during the year through the sale of 10 million Norbord common shares and the issuance of debentures exchangeable into a further 20 million Norbord common shares, all at a price of C$12.75 per share. Including the special dividend, we generated proceeds from this investment of approximately $300 million and a realized pre-tax gain of $63 million.

Norbord reported net income of $326 million ($2.21 per share) during 2004, which represents a substantial increase from the $126 million ($1.12 per share) earned during 2003 on a comparable basis. This increase was driven largely by a very strong pricing environment for panel products, particularly OSB, in addition to expanded capacity and operating efficiencies.

Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.

Fraser Papers Inc.

We own approximately 13 million common shares of Fraser Papers, which we received on the distribution of this business from Norbord during the year. These shares represent a 42% equity interest in Fraser and have a book value of $204 million.

Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. The company also owns one million acres of timberlands and operates a further 1.3 million acres under provincial license.

Fraser Papers reported a net loss of $43 million during 2004, which represents a substantial improvement from the loss of $92 million incurred during 2003. The improved results were driven largely by the stabilization of the paper markets and the impact of cost reductions. Fraser Papers will continue to explore opportunities to improve its operating base. Although prices for the products produced by Fraser have been weak in recent months, the business is cyclical in nature and over the long term we expect substantially improved operating results.

Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www. fraserpapers. com.

20	Brascan Corporation 2005 Annual Information Form

Katahdin Paper Company, LLC

We own a 280,000 ton per year directory paper producer in East Millinocket, Maine and a 185,000 ton per year super-calender fine paper producer in Millinocket, Maine, which together operate under the name Katahdin Paper. These operations were acquired out of a third party bankruptcy in April 2003. The directory plant was restarted in 2003 and is currently generating positive cash flows. The supercalender plant was restarted in June 2004 and is expected to reach full production in the near future.

Banco Brascan, S.A.

We own 40% of Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo, Brazil. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.

Privately Held

Privately held business service investments include a joint venture with the Accor Group of France which owns and manages the Accor Group hotel brands in Brazil, including Novotel, Sofitel, Ibis and Formula One, and a voucher services business in Brazil, which provides paper and electronic vouchers to corporations which utilize them in their compensation programs for employees and for the purchase of motor fuel and other purposes.

Publicly Listed

Publicly listed business service investments include controlling interests in NBS Technologies Inc. and MediSolution Ltd. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. MediSolution Ltd. develops and manages medical human resources management software and systems to the hospital industry, primarily in Canada.

Coal Lands

Brascan owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 12 million tonnes of coal annually. Royalties from this production generate $4 million of operating cash flow and provide a stable source of income as they are free of crown royalties and require no holdings costs. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 25 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.

Northgate Exploration Limited

We held a 42% interest in Northgate Exploration Limited until its sale in November 2003. Northgate is a publicly traded mid-tier gold producer. This investment resulted from the successful restructuring of the Kemess gold mine in British Columbia. On completion of the financial and operational restructuring, we sold our interest in Northgate through a broad public distribution in the capital markets, recognizing a gain of $57 million which is included in Property and Disposition Gains.

Canary Wharf Group, plc

At the beginning of 2004, we owned approximately 96 million shares of Canary Wharf Group, plc which owns high quality commercial property interests in London, United Kingdom. Our initial shareholdings were purchased in 2003 following a precipitous decline in their trading value. Along with several institutional partners, we formed an investment group that made an offer to the existing shareholders of Canary Wharf Group, plc in 2004 to acquire a larger equity interest and operational control of the company. Although unsuccessful in our offer, we were able to increase our interest through subsequent purchases to 17% and, together with investment partners, a combined 34%. Following the conclusion of the takeover offer process, we transferred this investment to our real estate operations in accordance with our long term intentions with respect to these assets and their correlation with our core commercial real estate operations.

Structured Products and Capital Market Investments
 We have developed a number of structured products directed towards both retail and institutional investors. In addition, we maintain portfolios of public securities such as high yield bonds, preferred shares and common equities. The capital invested in these activities at year end was $1.4 billion, with nearly $1.8 billion under management.

Brascan Corporation 2005 Annual Information Form	21

	Assets Under
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management [1]	Book Value		Operating Cash Flow
MILLIONS	2004	2004	2003	2004	2003	2002

Reinsurance portfolio	$991	$991	$288	$32	$23	$23
Brascan SoundVest Funds	188
Titanium Asset Backed Trust	167
Securities portfolios	429			53	72	61
High yield bonds		122	86
Equity securities		307	187

Total	$1,775	$1,420	$561	$85	$95	$84

1	Represents capital committed by Brascan and co-investors, including invested capital

Our reinsurance operations raised $100 million from institutional investors during 2004, reducing our ownership interest from 100% to 80%. The assets deployed in this business consist largely of fixed income securities, which increased during the year with the continued expansion of this business. We also launched two retail product offerings under the names of Brascan SoundVest Diversified Income Fund, a fund of income trusts, and Brascan SoundVest Total Return Fund, a diversified fund of income trusts, common shares and other equity securities. Investment advisory and portfolio management services are provided by SoundVest Capital Management Ltd., which is 50%-owned by Brascan. In 2003 we launched Titanium Trust, an asset backed trust which finances receivables and other assets acquired from our own operations, as well as from others. This trust issues short-term asset backed commercial paper and medium-term notes, and will over time assist in lowering our overall cost of capital.

We continued to actively invest in high yield bonds and other publicly traded securities. These activities, which utilize the knowledge and experience gained from our operating activities, rely on careful due diligence and a value based investment philosophy. The dramatic strengthening of the high yield markets provided us with exceptional returns during the previous two years.

From time to time, in our areas of industry expertise, we also take positions in securities which we believe to be under-valued which are included in our equity security portfolios.

Traditional Assets Under Management
While we have focussed principally on alternative assets under management, we have also established joint ventures and have invested relatively small amounts of capital with a number of traditional managers of equity and fixed income. Our infrastructure and position in the capital markets assists our partners to expand their businesses with confidence and these relationships provide us with additional perspective on the financial markets. In 2004, we formed Brascan Strategic Asset Management, a New York based investment manager specializing in fixed income products, which has grown rapidly.

			Assets Under
			Management
Manager	% Ownership	Investment Type	2004

			(MILLIONS)
Brascan Strategic Asset Management	100%	Equities/Fixed Income	$1,500
Highstreet Asset Management	35%	Equities/Fixed Income	833
Mavrix Fund Management	10%	Mutual Funds	417
SoundVest Capital Management	50%	Equities/Fixed Income	458

Total			$3,208

Office Properties Under Management
We currently manage $2.2 billion of commercial properties held by institutional investors that represent co-ownership interests in our core commercial property portfolio. The fees earned on these activities are included in property income. We are currently developing a core office property fund that will expand our real estate assets under management and associated fees and will enhance our return from future office property acquisitions.

22	Brascan Corporation 2005 Annual Information Form

Investment in Noranda
We own approximately 123 million shares, or 42% of Noranda Inc. Our investment had a book value of $1.4 billion and a stock market value of $2.2 billion at December 31, 2004.

AS AT AND FOR THE YEARS ENDED DECEMBER 31		Book Value		Dividends Received
MILLIONS	# of Shares	2004	2003	2004	2003	2002

Noranda common shares	122.6	$1,374	$1,196	$45	$49	$48

Noranda is a base metals company with over $9 billion of assets. The major commodities produced are nickel, copper, zinc and aluminum, which experienced significant increases in demand and prices over the past year, and into 2005. As a result, Noranda continues to benefit from increased profit margins for most of its products and, accordingly, we expect the company to report strong operating earnings and cash flows during 2005.

The following table shows Noranda’s segmented cash flow from operations and net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003

Cash flow from operations
Copper	$894	$313
Nickel	680	323
Aluminum	119	59
Zinc	72	4
Unallocated costs	(412)	(122)

Cash flow from operations	1,353	577
Restructuring charges	33	(24)
Depreciation and other non-cash items	(835)	(530)

Net income	$551	$23

In response to improved metal prices and increases in the value of its businesses, Noranda’s board of directors initiated a process whereby a special committee of its board was formed to review expressions of interest to purchase Noranda. Brascan has supported this process fully, while also considering other alternatives to maximize the value and liquidity of its 42% interest in Noranda.

Noranda is traded on both the New York and Toronto stock exchanges. Further information on Noranda is available through its web site at www.noranda.com.

Business Environment and Risks
Our financial results are impacted by the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; by macro-economic factors such as economic growth, changes in currency, inflation and interest rates; by regulatory requirements and initiatives; and by litigation and claims that arise in the normal course of business.

Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the potential impact these different factors may have on our business operations. Additional information of the business environment and risks of each of our businesses can be obtained by reference to the Annual Information Forms of our reporting issuer subsidiaries and affiliates.

Commercial Properties
Our strategy is to invest in high-quality commercial properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, Brascan remains exposed to certain risks inherent in the commercial property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our

Brascan Corporation 2005 Annual Information Form	23

commercial properties are subject to mortgages which require substantial debt service payments. If our property operations became unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

While we believe the outlook for commercial office rents is positive in the longer term, 2005 may not provide the same level of increases in rental rates or renewals as compared to 2004. The company is, however, substantially protected against these short term market conditions, since most of our leases are long term in nature with an average term of 10 years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.

Our commercial property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

Residential Properties
In our residential land development and home building operations, markets have been favourable over the past five years with strong demand for well located building lots, particularly in the United States. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.

Nonetheless, the residential home building and land development industry is cyclical and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labour, supply and cost of building lots, and adverse weather conditions that can cause delays in construction schedules and cost overruns.

Power Generating Operations
Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to long term contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price.

The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.

Demand for electricity varies with economic activity. Accordingly, an economic slow down could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts, forward sales of electricity, and the regulated revenues we earn from our transmission and distribution business. Continued growth in pricing is dependent on favourable economic and supply conditions and the renewal of contracts on favourable terms.

Our power operations are typically financed with long term debt. A prolonged decline in operating income due to unusually poor hydrology or extremely low pricing could impact our ability to meet our obligations to mortgagees and could result in losses as a result of the mortgagee’s right of foreclosure or sale.

The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.

Funds Management Operations
Our funds management operations are focussed on the ownership and management of investments, the majority of which are debt and similar obligations that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.

24	Brascan Corporation 2005 Annual Information Form

Unfavourable economic conditions could have a significant impact on our investees, which could negatively impact their ability to satisfy their obligations to us on a timely basis. This could reduce the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.

Conversely, overly favourable economic conditions may limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. We mitigate this risk by exercising patience and by maintaining a relatively low level of administrative overhead.

We finance many of our funds management investments with debt capital, typically on a matched basis reflecting maturity and interest rate profiles. Nonetheless, a contraction of available credit could result in an increase in financing costs which would impact our profitability or cause us to dispose of assets sooner than otherwise planned and thereby reduce returns or result in a loss of capital. This risk is mitigated through the structuring of our financing arrangements and by maintaining adequate liquidity to refinance obligations if necessary.

Our ability to successfully expand our funds management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating policies that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors.

Investment in Noranda
Our investment in Noranda, a global mining and metals business, is cyclical in nature. Its products are primarily sold in the United States, Europe and Asia. As a result, fluctuations in the level of economic activity in these markets influence the demand for and prices of the resource products produced by Noranda.

With the increase in commodity prices over the past eighteen months, our share of the earnings of this investment improved substantially during 2004 and we expect continued strong performance in 2005 based on current prices.

Execution of Strategy
Our strategy for building shareholder value is to develop or acquire high quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving higher returns on capital invested over the long term.

We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth.

The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties being experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.

The conduct of our business and the execution of our growth strategy rely heavily on teamwork. We believe that co-operation among our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. There is, however, also no certainty that the appointment of new senior executives will always be successfully executed.

DIRECTORS AND OFFICERS

The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until a successor is elected or appointed. In April 2004, the Corporation’s shareholders approved a reduction in the size of the board from 18 to 16 directors and a further reduction to 14 directors is proposed for consideration at the shareholder meeting to be held on April 29, 2005. Particulars relating to each of the 14 directors nominated for election at this meeting are contained in the Corporation’s Management Information Circular dated March 18, 2005 at pages 5 to 8, which are incorporated herein by reference.

Brascan Corporation 2005 Annual Information Form	25

As at March 28, 2005, the directors and executive officers of the Corporation together beneficially owned, directly or indirectly, or exercised control or direction over 19,429,285 Class A Limited Voting Shares, representing approximately 7.5% of the Corporation’s issued and outstanding Class A Limited Voting Shares. None of the Corporation’s directors or executive officers own any of the Corporation’s Class B Limited Voting Shares.

Officers of the Company
The names of the officers of the Corporation, their location of residence and their current offices are shown in the following table:

Robert J. Harding, FCA	Chairman of the Board
Ontario, Canada

Jack L. Cockwell	Group Chairman
Ontario, Canada

J. Bruce Flatt	President and Chief Executive Officer
Ontario, Canada

George E. Myhal	Chief Operating Officer and Chairman, Brascan Asset Management
Ontario, Canada

Brian D. Lawson	Chief Financial Officer
Ontario, Canada

Jeffrey M. Blidner	Managing Partner and Chairman, Brascan Investments
Ontario, Canada

Samuel J.B. Pollock	Managing Partner and President, Brascan Investments
Ontario, Canada

Bruce K. Robertson	Managing Partner and President, Brascan Asset Management
Ontario, Canada

Bryan K. Davis	Senior Vice-President, Finance
Ontario, Canada

Alan V. Dean	Senior Vice-President, Corporate Affairs and Secretary
Ontario, Canada

Joseph S. Freedman	Senior Vice-President and General Counsel
Ontario, Canada

Frank N.C. Lochan	Executive Vice-President, Taxation
Ontario, Canada

Kelly J. Marshall	Senior Vice-President, Corporate Finance
Ontario, Canada

Lori A. Pearson	Senior Vice-President, Human Resources
Ontario, Canada

Rui M. Senos	Senior Vice-President, Internal Audit
Ontario, Canada

Jack Sidhu	Senior Vice-President, Treasury
Ontario, Canada

Katherine C. Vyse	Senior Vice-President, Investor Relations and Communications
Ontario, Canada

Stephen A. Adams	Vice-President, Technology
Ontario, Canada

Lisa W. Chu	Vice-President, Business Systems
Ontario, Canada

Aleks Novakovic	Vice-President, Taxation
Ontario, Canada

Sachin G. Shah	Vice-President, Finance and Treasury
Ontario, Canada

Ian C. Turnbull	Vice-President, Information Systems
Ontario, Canada

Linda T. Northwood	Director, Investor Relations
Ontario, Canada

26	Brascan Corporation 2005 Annual Information Form

For those officers of the Corporation appointed to their current positions within the last five years, their prior positions during this period were as follows. Prior to February 2002, Mr. Cockwell was President and Chief Executive Officer of the Corporation. Prior to February 2002, Mr. Flatt was President and Chief Executive Officer of Brookfield Properties. Prior to April 2003, Mr. Myhal was and continues to be President and Chief Executive Officer of Brascan Financial. Prior to February 2002, Mr. Lawson held various executive positions in Brascan Financial. Prior to April 2004, Mr. Lochan was Managing Partner, Commercial Financing of Brascan Financial.

Prior to April 2003, Mr. Davis was Vice-President and Chief Financial Officer of Brascan Financial. Prior to April 2003, Mr. Freedman held various positions with Brascan Financial, and prior to May 2002 he was Chief Financial Officer for Cleanpulse Corp. Prior to February 2004, Mr. Marshall held various positions with Brascan Financial, and prior to July 2001 he was Managing Director at Fortress Investment Corporation. Prior to August 2003, Ms. Pearson held various positions with Ernst & Young, LLP in human resources and its audit practice. Prior to November 2002, Mr. Senos was Vice-President, Corporate Audit Services of Brascan Financial. Prior to February 2002, Mr. Sidhu held various positions with Brascan Financial. Prior to August 2000, Ms. Vyse was Vice-President, Investor Relations and Communications of Brookfield Properties.

Prior to May 2003, Mr. Adams was Chief Technology Officer of Centract Residential Property Services. Prior to February 2004, Ms. Chu was Controller of the Corporation. Prior to February 2004, Mr. Novakovic was Manager of Taxation of Royal Bank of Canada. Prior to April 2003, Mr. Shah was a member of the accounting staff of Brascan Power, and prior to June 2002 he was employed by Ernst & Young, LLP. Prior to February 2002, Prior to March 2004, Mr. Turnbull was Vice-President of Business Systems of Brookfield Properties. Prior to August 2003, Ms. Northwood was Director of Investor Relations and Corporate Secretary for Brookfield Properties.

The Corporation has confirmed that none of its directors or senior officers has within the last ten years been a director or executive officer of any company that was subject to a cease-trade order or became bankrupt or insolvent. The Corporation has also confirmed that there are not any existing or potential conflicts of interest between the Corporation and any of its directors or officers.

MARKET FOR SECURITIES

The Corporation’s publicly traded securities are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange

Class A Limited Voting Shares	BNN	New York
	BNN.LV.A	Toronto

Class A Preference Shares
Series 2	BNN.PR.B	Toronto
Series 3	BNN.PR.F	Canadian Venture
Series 4	BNN.PR.C	Toronto
Series 8	BNN.PR.E	Toronto
Series 9	BNN.PR.G	Toronto
Series 10	BNN.PR.H	Toronto
Series 11	BNN.PR.I	Toronto
Series 12	BNN.PR.J	Toronto
Series 13	BNN.PR.K	Toronto
Series 14	BNN.PR.L	Toronto

Preferred Securities
8.35% due 2050	BNN.PR.S	Toronto
8.30% due 2051	BNN.PR.T	Toronto

Information on the trading price and volume for each class of the Corporation’s publicly traded securities for each month of the calendar year ended December 31, 2004 is contained in Appendix A to this Annual Information Form.

Brascan Corporation 2005 Annual Information Form	27

RATINGS

We endeavour to arrange our affairs to maintain investment grade ratings and to improve them further over time. The credit ratings for the Corporation as at the date of this Annual Information Form were as follows:

	DBRS	S&P	Moody’s

Commercial paper	R-1(low)	A-1(low)	—
Term debt	A(low)	A–	Baa3
Preferred shares	Pfd-2(low)	P2(mid)	—

We also endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing unavailable to non-investment grade borrowers.

DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on the Corporation’s Class A and Class B Limited Voting Shares are at the discretion of the Corporation’s board of directors. Dividends on the Class A and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The board of directors supports a stable and consistent common share dividend policy, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share.

In February 2004, the Corporation announced an increase on the quarterly dividend paid on its Class A and Class B Limited Voting Shares from C$0.26 to C$0.27, commencing with the dividend paid on May 31, 2004.

On April 29, 2004, the Corporation’s Board of Directors decided to change the declaration currency for the dividend payable on the Class A and Class B Limited Voting Shares from Canadian to US funds, commencing with the dividend paid on August 31, 2004 of US$0.14 per share. Registered Canadian shareholders receive their dividends in Canadian funds, unless they elect otherwise. This declared dividend was pro-rated to reflect the three-for-two stock split implemented by way of a stock dividend paid on June 1, 2004.

On February 11, 2005, the Corporation announced a further increase in the quarterly dividend paid on its Class A and Class B Limited Voting Shares from US$0.14 per share to US$0.15 per share, commencing with the dividend payable of May 31, 2005.

Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 5, 7,10,11,12 and 13 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 3, 8 and 14 are paid monthly.

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Limited Voting Shares who are resident in Canada to receive their dividends in the form of newly issued Class A Limited Voting Shares. The price of the new shares is equal to the weighted average price at which board lots of Class A Limited Voting Shares have traded on the Toronto Stock Exchange during the five trading days immediately preceding the relevant dividend payment date. Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada to increase their investment in the Corporation free of commissions.

The Corporation also pays interest quarterly on two series of unsecured junior subordinated debentures (“Preferred Securities”) which are traded publicly: the 8.35% Preferred Securities due December 31, 2050, which were issued in December 2001; and the 8.30% Preferred Securities due June 30, 2051, which were issued in April 2002.

The following table summarizes the dividends paid per share and the interest paid per preferred security for the three years ended December 31, 2004, all expressed in United States dollars, on each class and series of securities of the Corporation that were outstanding at that date:

28	Brascan Corporation 2005 Annual Information Form

	2004	2003	2002

Per Class A and Class B Limited Voting Share [1]	$0.55	$0.49	$0.43

Per Class A Preference Share
Series 1 [2]	$0.30	$0.54	$0.43
Series 2	0.54	0.59	0.46
Series 3	1,774.04	2,112.47	1,579.32
Series 4 + 7	0.54	0.59	0.46
Series 8	0.56	0.81	0.65
Series 9	1.08	1.01	0.90
Series 10	1.11	1.03	0.92
Series 11 [3]	1.06	0.98	0.54
Series 12 [4]	1.04	0.83	—

Preferred Securities
Due 2050	$1.61	$1.49	$1.37
Due 2051	1.60	1.48	0.92

1	Dividend amounts per Class A Limited Voting share have been adjusted retroactively to show the impact of the three-for-two share split on June 1, 2004.
2	The Corporation’s Class A Series 1 Preference Shares were redeemed on July 30, 2004.
3	The Series 11 Preference Shares paid their initial dividend on September 30, 2002.
4	The Series 12 Preference Shares paid their initial dividend of C$0.1479 on March 31, 2003.

The Corporation’s Preference Shares, Series 13, 14, 15 and 16 were issued on December 31, 2004 in conjunction with the amalgamation of the Corporation with Brascan Financial. The first dividends on these series of shares were paid in 2005.

Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in their individual Annual Information Forms.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the principal features of the Corporation’s share capital. Reference should be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital.

The Corporation’s authorized share capital consists of:

•	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the first series, which consists of 23,391 Class A Preference Shares, Series 1, none of which are currently issued and outstanding;

•	the second series, which consists of 10,465,100 Class A Preference Shares, Series 2;

•	the third series, which consists of 2,000 Class A Preference Shares, Series 3;

•	the fourth series, which consists of 4,000,000 Class A Preference Shares, Series 4;

•	the fifth series, which consists of 2,600,000 Class A Preference Shares, Series 5;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6, none of which are currently issued and outstanding;

•	the seventh series, which consists of 4,000,000 Class A Preference Shares, Series 7;

•	the eighth series, which consists of 8,000,000 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 8,000,000 Class A Preference Shares, Series 9;

•	the tenth series, which consists of 10,000,000 Class A Preference Shares, Series 10;

•	the eleventh series, which consists of 31,500,000 Class A Preference Shares, Series 11;

•	the twelfth series, which consists of 8,000,000 Class A Preference Shares, Series 12;

•	the thirteenth series, which consists of 9,999,000 Class A Preference Shares, Series 13;

Brascan Corporation 2005 Annual Information Form	29

•	the fourteenth series, which consists of 665,000 Class A Preference Shares, Series 14;

•	the fifteenth series, which consists of 4,000,000 Class A Preference Shares, Series 15;

•	the sixteenth series, which consists of 7,810,200 Class A Preference Shares, Series 16;

•	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

•	an unlimited number of Class A Limited Voting Shares; and

•	85,120 Class B Limited Voting Shares.

As at February 28, 2005 the following shares of the Corporation were issued and outstanding: nil Class A Preference Shares, Series 1; 10,465,100 Class A Preference Shares, Series 2; 2,000 Class A Preference Shares, Series 3; 4,000,000 Class A Preference Shares, Series 4; 2,600,000 Class A Preference Shares, Series 5; nil Class A Preference Shares, Series 6; 4,000,000 Class A Preference Shares, Series 7; 1,049,792 Class A Preference Shares, Series 8; 6,950,208 Class A Preference Shares, Series 9; 10,000,000 Class A Preference Shares, Series 10; 4,032,401 Class A Preference Shares, Series 11; 7,000,000 Class A Preference Shares, Series 12; 9,999,000 Class A Preference Shares, Series 13; 665,000 Class A Preference Shares, Series 14; 4,000,000 Class A Preference Shares, Series 15; 7,810,200 Class A Preference Shares, Series 16; nil Class AA Preference Shares; 259,039,456 Class A Limited Voting Shares; and 85,120 Class B Limited Voting Shares.

Summary information on the terms and conditions attached to or affecting each Class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its subsidiaries or their predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and are still in effect, or which are proposed to be entered into:

•	The agreement relating to the acquisition by Brascan Power of 72 power generating stations in New York State from Reliant Energy Inc. for $900 million, referred to in this Annual Information Form under “Development of the Business — Power Operations”;

•	The agreement relating to the acquisition of Weyerhaeuser Company’s British Columbia coastal business for approximately C$1.2 billion plus working capital referred to in this Annual Information Form under “Development of the Business — Funds Management Operations;

•	The lock-up agreement relating to the combination of Noranda and Falconbridge, referred to in this Annual Information Form under “Development of the Business — Investments”; and

•	The Trust Agreement referred to under “Principal Shareholder” in the Corporation’s Management Information Circular, dated March 18, 2005.

Copies of these agreement have been filed on SEDAR as material contracts and are available at www.sedar.com.

INTERESTS OF EXPERTS

The auditors of the Corporation are Deloitte & Touche LLP in Toronto, Ontario. The partners and staff of Deloitte & Touche LLP beneficially own, directly and indirectly, less than 1% of the securities of the Corporation or its associates or affiliates.

30	Brascan Corporation 2005 Annual Information Form

AUDIT COMMITTEE INFORMATION

Responsibilities of the Audit Committee
The Corporation’s board of directors has established an Audit Committee with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting, risk management and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the board of directors. The current Charter of the Audit Committee was approved by the board on February 11, 2005 and is set out in full in Appendix C to this Annual information Form.

Composition of the Audit Committee
As at March 31, 2005, the Audit Committee was comprised of the following four directors: Dr. Jack M. Mintz, who is the Committee’s chairman, James K. Gray, Philip B. Lind and George S. Taylor, all of whom are independent directors. The Corporation’s board of directors has determined that Mr. Taylor qualifies as an “audit committee financial expert”. Mr. Taylor is a Certified Management Accountant (CMA) and has extensive financial and senior management experience with a public company as an executive of John Labatt Limited from 1977 to 1995. Mr. Taylor currently chairs the audit committees of a number of public companies and non-profit organizations.

Principal Accountant Fees and Services
Deloitte and Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are the principal external auditors of the Corporation and its consolidated reporting issue subsidiaries. The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte & Touche LLP during 2004 and 2003:

YEARS ENDED DECEMBER 31 (MILLIONS)	2004	2003

Audit Fees	$3.9	$3.8
Audit-Related Fees	2.1	1.0
Tax Fees	0.5	0.8
All Other Fees	0.3	0.2

Total	$6.8	$5.8

All Canadian dollar amounts included in the above totals have been converted to United States dollars at the exchange rate of US$1.00 to C$1.20, which was the noon rate quoted by the Bank of Canada on December 31, 2004.

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related Fees. Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: assistance in preparing for the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.

All Other Fees. All other fees include fees for translation, litigation and advisory support services.

Pre-Approval Policies and Procedures
The Audit Committee of the Corporation’s board of directors has adopted a policy regarding the provision of services by its external auditors, currently Deloitte & Touche. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditors, including all services prohibited by law from being provided by the external auditors.

Under the policy, all permitted services to be provided by Deloitte & Touche must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit

Brascan Corporation 2005 Annual Information Form	31

Committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The audit committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the registrant in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the registrant and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the registrant, and such subsidiary’s audit committee makes certain reports to the registrant’s audit committee.

Subject to the policy, the audit committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the registrant and its subsidiaries for the same year. In such cases, the description of services must be sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) the audit committee’s responsibilities are not delegated to management. All such services will be ratified at the next scheduled meeting of the audit committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

Of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the Audit Committee of the board of directors of the Corporation pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the corporation’s Management Information Circular, dated March 18, 2005.

Additional financial information on the Corporation is provided in its Financial Statements and in Management’s Discussion and Analysis for the most recently completed financial year. Additional information on the Corporation may also be found on SEDAR at www.sedar.com.

We will provide to any person, upon request to the Secretary of the Corporation:

(a)	if the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, or if a preliminary short form prospectus is filed in respect of a distribution of the Corporation’s securities,

(i)	a copy of this Annual Information Form, together with a copy of any document or pertinent pages of any document incorporated by reference in this Annual Information Form;

(ii)	a copy of the audited financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor;

(iii)	a copy of the interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iv)	a copy of the Management Information Circular of the Corporation in respect of its most recent annual meeting of shareholders; and

(v)	a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, a copy of any documents referred to in (a)(i), (ii), (iii) or (iv) above, providing that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

32	Brascan Corporation 2005 Annual Information Form

APPENDIX A

TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY-LISTED SECURITIES

The following sets out trading information for 2004 for the Corporation’s publicly traded securities, all of which are listed on the Toronto Stock Exchange, except as noted.

Class A Limited Voting Shares (BNN.LV.A)
The Corporation’s Class A Limited Voting Shares traded on the Toronto Stock Exchange under the symbol BNN.A prior to December 2004. These shares are also listed on the New York Stock Exchange under the symbol BNN.

Trading Summary for: BNN.LV.A

Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2004/12	42.610	44.000	40.250	43.150	14,614	9,799,967	419,327,529.300

Trading Summary for: BNN.LV.A

Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2004/11	43.510	47.330	41.020	45.600	13,902	8,144,377	357,616,602.760
2004/10	38.350	44.260	38.100	43.380	15,406	11,282,115	468,266,811.820
2004/09	36.850	39.900	36.780	38.130	14,146	9,786,020	377,107,498.810
2004/08	37.010	38.250	34.600	37.250	12,920	6,927,797	252,847,292.930
2004/07	37.880	39.000	35.500	36.510	11,822	7,107,347	264,664,856.900
2004/06	35.060	38.690	33.550	37.420	17,759	11,042,644	397,193,078.260
2004/05	46.900	51.420	34.000	35.950	10,545	7,935,285	347,993,175.930
2004/04	52.500	52.790	43.000	46.500	13,123	6,944,832	335,403,393.530
2004/03	50.480	53.200	48.280	52.300	14,143	9,439,126	470,935,209.680
2004/02	42.260	50.170	42.250	49.950	11,091	5,985,804	274,863,446.540
2004/01	39.920	43.500	39.700	42.370	9,976	10,095,705	422,742,584.960

Class A Preference Shares, Series 2 (BNN.PR.B)

Date	Open	High	Low	Close	# of Trades	Volume Traded	Value Traded
2004/12	23.650	23.730	22.500	23.150	232	101,802	2,369,910.850
2004/11	23.200	23.850	22.850	23.150	302	723,500	16,821,415.100
2004/10	23.990	24.000	23.200	23.200	237	1,091,905	25,655,155.800
2004/09	23.230	24.000	22.850	23.990	240	339,330	7,823,452.200
2004/08	23.250	23.250	22.360	23.050	260	439,669	10,147,619.550
2004/07	23.350	23.450	23.000	23.150	211	299,616	6,960,927.530
2004/06	23.400	23.500	23.050	23.350	236	192,995	4,513,024.850
2004/05	23.600	23.600	22.750	23.400	318	560,170	13,111,783.670
2004/04	23.500	23.900	23.010	23.340	239	436,948	10,284,804.500
2004/03	23.200	24.000	22.900	23.520	253	923,729	22,640,808.400
2004/02	23.150	23.250	22.900	23.100	227	220,007	5,087,837.450
2004/01	23.300	23.300	22.250	23.050	190	621,596	14,326,429.100

Brascan Corporation 2005 Annual Information Form	A-1

Class A Preference Shares, Series 3 (BNN.PR.F)
These shares are listed on the TSX Venture Exchange.

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	23.300	24.250	23.000	23.650	193	103,652	2,424,853.540
2004/11	23.450	24.000	22.920	23.250	205	156,979	3,677,220.940
2004/10	24.100	24.100	23.400	23.500	156	536,629	12,882,751.520
2004/09	23.100	24.200	22.900	24.100	165	253,124	5,852,796.590
2004/08	23.250	23.500	22.640	23.100	148	250,715	5,821,441.330
2004/07	23.200	23.500	23.000	23.350	147	39,201	909,153.420
2004/06	23.350	23.500	23.110	23.350	192	57,030	1,332,739.110
2004/05	23.600	23.610	22.500	23.400	271	235,499	5,484,674.830
2004/04	23.500	25.000	23.000	23.500	167	123,217	2,904,227.210
2004/03	23.240	23.550	22.650	23.500	217	200,101	4,651,189.200
2004/02	23.200	23.250	22.900	23.250	187	289,172	6,744,934.710
2004/01	23.200	23.250	23.000	23.150	214	211,035	4,866,933.590

Class A Preference Shares, Series 4 (BNN.PR.C)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	23.300	24.250	23.000	23.650	193	103,652	2,424,853.540
2004/11	23.450	24.000	22.920	23.250	205	156,979	3,677,220.940
2004/10	24.100	24.100	23.400	23.500	156	536,629	12,882,751.520
2004/09	23.100	24.200	22.900	24.100	165	253,124	5,852,796.590
2004/08	23.250	23.500	22.640	23.100	148	250,715	5,821,441.330
2004/07	23.200	23.500	23.000	23.350	147	39,201	909,153.420
2004/06	23.350	23.500	23.110	23.350	192	57,030	1,332,739.110
2004/05	23.600	23.610	22.500	23.400	271	235,499	5,484,674.830
2004/04	23.500	25.000	23.000	23.500	167	123,217	2,904,227.210
2004/03	23.240	23.550	22.650	23.500	217	200,101	4,651,189.200
2004/02	23.200	23.250	22.900	23.250	187	289,172	6,744,934.710
2004/01	23.200	23.250	23.000	23.150	214	211,035	4,866,933.590

Class A Preference Shares, Series 8 (BNN.PR.E)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	24.150	24.500	24.050	24.400	15	9,150	222,078.500
2004/11	24.150	24.500	24.050	24.160	21	11,335	273,541.250
2004/10	24.500	25.400	24.000	24.210	17	6,790	166,968.500
2004/09	25.500	25.500	24.850	24.950	16	5,125	127,933.750
2004/08	25.250	25.900	24.900	25.500	17	8,950	225,558.500
2004/07	25.100	25.700	24.950	25.250	17	9,400	236,272.000
2004/06	25.350	26.000	25.000	25.000	62	136,555	3,445,354.750
2004/05	25.650	25.650	24.800	25.400	42	13,833	347,044.200
2004/04	25.000	25.700	25.000	25.500	36	159,684	4,030,776.800
2004/03	25.500	25.550	24.850	24.850	43	29,575	742,232.500
2004/02	25.450	25.850	25.200	25.500	34	32,979	835,275.700
2004/01	25.850	25.850	25.100	25.500	19	114,913	2,885,648.500

A-2	Brascan Corporation 2005 Annual Information Form

Class A Preference Shares, Series 9 (BNN.PR.G)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	26.500	26.980	26.260	26.500	66	21.830	579,025.450
2004/11	26.650	27.450	26.110	27.000	98	107.970	2,934,489.200
2004/10	26.390	26.650	25.360	26.250	85	177.383	4,577,391.980
2004/09	26.110	26.610	26.100	26.100	44	18.310	480,608.350
2004/08	26.050	26.640	26.000	26.350	60	34.460	903,602.600
2004/07	26.250	27.000	26.010	26.060	27	11.313	298,575.000
2004/06	25.950	26.400	25.650	26.040	68	37.355	969,246.250
2004/05	26.200	26.500	25.000	25.850	86	246.835	6,350,463.250
2004/04	26.520	26.700	25.600	26.100	51	32.151	841,212.600
2004/03	26.600	26.990	26.500	26.650	59	60.000	1,597,517.000
2004/02	26.950	26.950	26.350	26.600	44	94.840	2,511,084.000
2004/01	26.800	27.930	26.310	26.950	53	17.918	482,496.100

Class A Preference Shares, Series 10 (BNN.PR.H)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	28.200	28.800	28.050	28.690	177	497,171	14,259,888.390
2004/11	27.850	28.380	27.600	28.200	256	825,388	23,123,885.280
2004/10	27.900	28.150	27.520	27.980	230	366,183	10,183,106.880
2004/09	28.120	28.330	27.530	27.850	328	888,898	25,011,967.990
2004/08	28.200	28.740	27.650	28.150	369	646,853	18,139,365.610
2004/07	26.850	28.290	26.800	27.950	236	661,116	17,871,104.670
2004/06	27.250	27.250	26.620	26.900	190	197,829	5,324,054.990
2004/05	27.000	27.250	25.870	27.250	331	176,400	4,696,557.660
2004/04	28.150	28.150	26.010	27.100	413	325,622	8,809,870.400
2004/03	27.940	28.500	27.750	28.030	307	382,095	10,812,539.620
2004/02	28.000	28.490	27.790	28.000	194	270,659	7,581,000.300
2004/01	27.500	28.400	27.250	28.400	193	74,210	2,057,945.080

Class A Preference Shares, Series 11 (BNN.PR.I)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	27.800	28.600	27.400	27.400	88	328,267	9,282,144.360
2004/11	27.580	27.900	27.000	27.800	95	434,304	12,028,596.230
2004/10	27.000	27.800	26.910	27.100	88	51,838	1,416,961.680
2004/09	27.300	27.800	26.620	27.100	97	39,887	1,085,198.630
2004/08	26.850	27.740	26.510	27.500	229	249,408	6,783,337.330
2004/07	26.400	27.390	26.250	27.000	97	47,187	1,264,934.040
2004/06	26.150	26.600	25.900	26.450	142	158,341	4,180,681.280
2004/05	26.500	26.800	26.000	26.250	180	237,151	6,287,556.550
2004/04	27.950	28.300	26.150	26.750	181	164,848	4,471,633.600
2004/03	27.650	28.350	27.350	27.950	182	230,550	6,429,289.010
2004/02	27.490	28.350	27.050	27.400	191	740,562	20,423,518.300
2004/01	26.500	27.740	26.400	27.000	86	129,842	3,465,875.900

Brascan Corporation 2005 Annual Information Form	A-3

Class A Preference Shares, Series 12 (BNN.PR.J)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	27.250	28.000	27.080	27.800	232	88,040	2,420,681.200
2004/11	26.600	27.500	26.300	27.250	324	126,711	3,423,481.080
2004/10	26.020	27.000	26.020	26.450	269	211,560	5,624,214.000
2004/09	26.600	27.000	26.140	26.300	308	110,919	2,940,589.850
2004/08	26.400	27.000	26.310	26.400	235	96,610	2,573,793.950
2004/07	25.380	27.200	25.270	26.400	268	99,259	2,598,339.100
2004/06	25.900	26.000	25.080	25.440	306	128,925	3,282,852.750
2004/05	24.800	26.890	24.600	26.000	415	348,710	8,787,004.780
2004/04	27.500	27.750	23.900	24.900	370	170,878	4,462,175.250
2004/03	26.850	27.790	26.800	27.750	429	500,420	13,637,162.350
2004/02	26.750	27.990	26.600	26.980	334	288,475	7,766,176.200
2004/01	26.500	27.500	26.150	26.850	292	102,892	2,748,862.200

Preferred Securities, Due 2050 (BNN.PR.S)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	27.300	28.000	27.150	27.790	180	73,932	2,034,536.350
2004/11	27.170	27.980	27.120	27.500	184	64,309	1,761,467.640
2004/10	27.000	27.840	26.800	27.110	159	50,505	1,369,264.100
2004/09	26.910	27.330	26.620	27.000	140	70,507	1,896,563.550
2004/08	26.750	27.260	26.700	26.900	314	121,858	3,278,897.100
2004/07	26.250	27.080	26.160	26.800	181	58,101	1,546,996.190
2004/06	26.700	26.740	25.720	26.250	323	119,641	3,123,772.490
2004/05	26.040	26.970	25.800	26.700	213	79,917	2,097,848.940
2004/04	28.000	28.000	26.210	26.400	231	72,860	1,981,575.010
2004/03	28.030	28.400	27.430	28.000	227	75,782	2,116,995.660
2004/02	28.000	28.440	27.650	28.350	178	58,675	1,643,051.450
2004/01	27.560	28.270	27.500	28.000	169	52,052	1,452,434.290

Preferred Securities, Due 2051 (BNN.PR.T)

						Volume
Date	Open	High	Low	Close	# of Trades	Traded	Value Traded
2004/12	27.500	28.090	27.200	27.720	207	67,740	1,883,602.150
2004/11	27.560	28.140	27.330	27.400	220	70,978	1,960,077.230
2004/10	27.570	27.900	27.000	27.900	180	62,891	1,723,928.800
2004/09	27.320	27.650	26.750	27.420	184	67,900	1,842,585.700
2004/08	26.820	27.530	26.820	27.070	222	93,025	2,530,878.500
2004/07	26.450	27.460	26.260	26.900	194	67,106	1,796,543.850
2004/06	26.400	26.750	25.760	26.300	299	103,088	2,710,086.120
2004/05	26.600	26.750	25.640	26.430	296	104,654	2,756,340.230
2004/04	28.000	28.350	26.010	26.600	279	97,460	2,658,647.250
2004/03	28.080	28.790	27.660	28.350	410	127,017	3,583,891.720
2004/02	27.750	28.750	27.650	28.100	312	117,682	3,316,429.170
2004/01	27.500	28.400	27.400	27.900	202	66,494	1,853,833.600

A-4	Brascan Corporation 2005 Annual Information Form

APPENDIX B

SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S AUTHORIZED SECURITIES

Certain Provisions of the Class A Preference Shares as a Class

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Series

The Class A Preference Shares may be issued from time to time in one or more series. The board of directors of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.

Priority

The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Limited Voting Shares, the Class B Limited Voting Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Shareholder Approvals

The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 2/3% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.

Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Certain Provisions of the Class A Preference Shares, Series 1 as a Series

Dividends

The holders of the Class A Preference Shares, Series 1 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year, in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the average “Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 1 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 1 is retractable by the holder on any January 1, April 1, July 1 and October 1 at a price of C$25.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 1 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Brascan Corporation 2005 Annual Information Form	B-1

Conversion

The holders of the Class A Preference Shares, Series 1 have the right at any time and from time to time, but effective on the next following January 1, April 1, July 1 or October 1 to convert any or all of the Class A Preference Shares, Series 1 held by them into Class A Preference Shares, Series 2 of the Corporation, on a one-for-one basis. Notice of conversion must be given by the holder to the transfer agent at least 15 days prior to the next following conversion date.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of Brascan if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 1 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 1:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 1) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 1;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 1, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 1;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 1; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 1;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 1 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 1 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 1 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 1. Upon such payment, the holders of Class A Preference Shares, Series 1 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 2 as a Series

Dividends

The holders of the Class A Preference Shares, Series 2 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the average “Prime Rate” (as defined in the share conditions).

B-2	Brascan Corporation 2005 Annual Information Form

Redemption

Each of the Class A Preference Shares, Series 2 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 2 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 2 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 2:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 2) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 2;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 2, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 2;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation from time to time issued, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 2; or

(d)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 2;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 2 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 2 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 2 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 2. Upon such payment, the holders of Class A Preference Shares, Series 2 will not be entitled to share in any future distribution of assets of the Corporation.

Brascan Corporation 2005 Annual Information Form	B-3

Certain Provisions of the Class A Preference Shares, Series 3 as a Series

Dividends

The holders of the Class A Preference Shares, Series 3 are entitled to receive cumulative preferential cash dividends, accruing from the date of issue, as and when declared by the board of directors, on the Thursday following the second Wednesday of each month in each year in an amount equal to the product of (a) C$100,000, (b) a dividend rate determined by an auction of Class A Preference Shares, Series 3 conducted on the business day next preceding the commencement of each dividend period, and (c) the number of days in the dividend period, all divided by 365. The dividend rate is subject to a maximum dividend rate equal to the Bankers’ Acceptance Rate (as defined in the share conditions) in effect on the business day next preceding the commencement of the dividend period plus 0.40% and provided that if the Corporation fails to pay a dividend on the Class A Preference Shares, Series 3 (whether or not declared) or fails to redeem any Class A Preference Shares, Series 3 after giving notice to do so, dividends become payable at the said maximum dividend rate.

Redemption

Each of the Class A Preference Shares, Series 3 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$100,000 per share, provided that the Corporation may not redeem such shares unless the board of directors shall have declared a dividend on the Class A Preference Shares, Series 3 equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 10 days prior to the date fixed for redemption.

Voting

At any time dividends have not been paid for two years on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 or Class A Preference Shares, Series 3 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 are paid, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 shall be entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each Class A Preference Share, Series 1, Class A Preference Share, Series 2 and Class A Preference Share, Series 3 held and in addition shall be entitled to elect two members of the board of directors of the Corporation if the board consists of seven or fewer directors or three members of the board of directors if the board consists of more than seven directors; subject to the foregoing, when entitled to vote in the election of directors, the holders of Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 will vote with the holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 3 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 3:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 3) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 3;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 3, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 3;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 3; or

(d)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 3;

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 3 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 3 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall be payable, shall have been declared and paid or set apart for payment.

B-4	Brascan Corporation 2005 Annual Information Form

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 3 will be entitled to payment of an amount equal to C$100,000 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 3. Upon such payment, the holders of Class A Preference Shares, Series 3 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 4 as a Series

Dividends

The holders of the Class A Preference Shares, Series 4 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 4 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 4 in the open market or by invitation for tenders at a price not exceeding C$25.00 plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 4 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 4 are paid, the holders of Class A Preference Shares, Series 4 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 4 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as provided by law, the holders of Class A Preference Shares, Series 4 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 4:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 4) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 4, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 4;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 4; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares of the Corporation, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 4;

     unless, in each such case, all dividends then payable for the Class A Preference Shares, Series 4 then outstanding and on all other shares of the Corporation ranking as to dividends on parity with the Class A Preference Shares, Series 4 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Brascan Corporation 2005 Annual Information Form	B-5

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 4 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 4. Upon such payment, the holders of Class A Preference Shares, Series 4 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 5 as a Series

Dividends

The holders of the Class A Preference Shares, Series 5 are entitled to receive cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one-quarter of 65% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 5 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

the Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 5 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A Preference Shares, Series 5 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$25.00 together with all accrued and unpaid dividends thereon to but excluding the date of retraction. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 5 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 5 are paid, the holders of Class A Preference Shares, Series 5 shall be entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in respect of each Class A Preference Share, Series 5 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid and as permitted by law, the holders of Class A Preference Shares, Series 5 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 5:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 5) on shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 5, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital or dividends junior to the Class A Preference Shares, Series 5;

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 5; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of preferred shares from time to time issued, redeem or call for redemption, purchase or

B-6	Brascan Corporation 2005 Annual Information Form

otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 5;

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 5 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

Creation or Issue of Additional Shares

The Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 5, create or issue any shares ranking as to capital or dividends prior to or on a parity with the Class A Preference Shares, Series 5, provided that the Corporation may without such approval issue additional series of Class A Preference Shares if all dividends then payable on the Class A Preference Shares, Series 5 then outstanding and on all other shares of the Corporation ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 5 shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 5 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 5. Upon such payment, the holders of Class A Preference Shares, Series 5 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 6 as a Series

Dividends

The holders of the Class A Preference Shares, Series 6 are entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an aggregate annual amount equal to C$1.875 per share, being a rate of 7 1/2% per annum on the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 6 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to the date of redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to but excluding the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 6 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 6 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 6 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 6 are paid, the holders of Class A Preference Shares, Series 6 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 6 shall be entitled to one vote in respect of each Class A Preference Share, Series 6 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 6 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 6:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 6 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 6);

Brascan Corporation 2005 Annual Information Form	B-7

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 6, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 6;

(c)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 6;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 6; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 6;

     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 6 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 6. The Corporation will not, without the prior approval of the holders of Class A Preference Shares, Series 6 issue any shares ranking as to dividends or capital prior to the Class A Preference Shares, Series 6.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 6 will be entitled to payment of an aggregate amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares of the Corporation ranking junior as to capital to the Class A Preference Shares, Series 6. Upon such payment, the holders of Class A Preference Shares, Series 6 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 7 as a Series

Dividends

The holders of the Class A Preference Shares, Series 7 are entitled to receive fixed cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to 8 1/2% per annum applied to the price of C$25.00 per share.

Redemption

Each of the Class A Preference Shares, Series 7 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all unpaid dividends accrued thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 7 through the facilities of a stock exchange on which the Class A Preferred Shares, Series 7 are listed, or in any other manner, at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and costs of purchase.

Right to Exchange

The holders of the Class A Preference Shares, Series 7 shall have the right (“Exchange Right”), on each date on which a closing (a “Closing”) occurs of:

(a)	a distribution (a “Public Offering”) by the Corporation of its Class A Limited Voting Shares pursuant to a prospectus or other similar document (“prospectus”) filed with any appropriate securities regulatory agency or stock exchange;

(b)	a rights offering (a “Rights Offering”) by the Corporation; or

(c)	a private placement (a “Private Placement”) by the Corporation;

     to exchange Class A Preference Shares, Series 7 held by them for up to a certain maximum aggregate number of Class A

B-8	Brascan Corporation 2005 Annual Information Form

Limited Voting Shares at an exchange rate per Class A Preference Share, Series 7 which is A divided by B, where A is the price per Class A Limited Voting Share which would have been payable by the holder exercising the exchange right to acquire Class A Limited Voting Shares in connection with the Public Offering, Rights Offering or Private Placement and B is C$25.00.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 7 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 7 are paid, the holders of Class A Preference Shares, Series 7 shall be entitled to receive notice of and to attend all annual and other general meetings of shareholders, but shall not be entitled to vote thereat except in the election of directors in which case the holders of Class A Preference Shares, Series 7 shall be entitled and to one vote in respect of each Class A Preference Share, Series 7 held, voting with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid, the holders of Class A Preference Shares, Series 7 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 7:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 7 (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 7);

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 7, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 7;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 7; or

(d)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 7;

     unless at the date of such declaration, payment, setting apart for payment, redemption, call for redemption, purchase or reduction, return of capital or issuance, as the case may be, all accrued and unpaid cumulative dividends up to and including the dividend payment for the last completed period for which such dividends shall be payable, shall have been declared and paid or set apart for payment on the Class A Preference Shares, Series 7 and any accrued and unpaid cumulative dividends which have become payable and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment on all other shares ranking as to dividends prior to or on a parity with the Class A Preference Shares, Series 7.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 7 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of any other shares ranking junior as to capital to the Class A Preference Shares, Series 7. Upon such payment, the holders of Class A Preference Shares, Series 7 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 8 as a Series

Dividends

The holders of the Class A Preference Shares, Series 8 are initially entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, to and including October 31, 2001, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year in an amount per share equal to 6.25% per annum applied to the price of C$25.00 per share, and thereafter are entitled to receive monthly floating cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors on the 12th day of each month in an amount per share equal to the product of C$25.00 per share and one-twelve of an annual floating dividend rate equal to between 50% and 100% of the Prime Rate, as provided in the share conditions.

Brascan Corporation 2005 Annual Information Form	B-9

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 8 prior to November 1, 2001. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to other shares of the Corporation, all, but not less than all, of the Class A Preference Shares, Series 8 are redeemable at the option of the Corporation on November 1, 2001 at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date of redemption and after November 1, 2001 at a redemption price of C$25.50 together with all accrued and unpaid dividends thereon up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 8 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 8 have the right, on November 1, 2001, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 8 held by them into Class A Preference Shares, Series 9 of Brascan, on a one-for one basis. A conversion of Class A Preference Shares, Series 8 into Class A Preference Shares Series 9 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 8 automatically convert into Class A Preference Shares, Series 9, on a one-for-one basis.

Voting

At any time that during the fixed rate period eight quarterly dividends, or during the floating rate period twenty-four monthly dividends, as applicable, whether or not consecutive, on the Class A Preference Shares, Series 8 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 8 are paid, the holders of Class A Preference Shares, Series 8 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date such failure first occurs and to one vote in respect of each Class A Preference Share, Series 8 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 8 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 8:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 8) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 8, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 8;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 8 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares, Series 8; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 8;

     unless, in each such case, all dividends on outstanding Class A Preference Shares, Series 8 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 8 will be

B-10	Brascan Corporation 2005 Annual Information Form

entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 8. Upon such payment, the holders of Class A Preference Shares, Series 8 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 9 as a Series

Dividends

The holders of the Class A Preference Shares, Series 9 are entitled to receive fixed cumulative preferred cash dividends, as and when declared by the board of directors, payable quarterly on the first day of February, May, August and November in each year, in an amount per share per annum equal to the product of C$25.00 and a percentage (which shall not be less than 80%) of the yield on certain Government of Canada bonds, as provided in the share conditions.

Redemption

The Corporation may not redeem the Class A Preference Shares, Series 9 on or prior to November 1, 2006. Subject to applicable law and certain restrictions and to the rights, privileges, restrictions and conditions attaching to any other shares of the Corporation, on November 1, 2006 and on November 1 in every fifth year thereafter, all, but not less than all, of the Class A Preference Shares, Series 9 are redeemable at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 9 in the open market or by private agreement, or otherwise, at the lowest price obtainable, in the opinion of the board of directors, plus accrued and unpaid dividends and costs of purchase.

Conversion

Subject to certain restrictions, the holders of the Class A Preference Shares, Series 9 have the right on November 1, 2006, and on November 1 in every fifth year thereafter, to convert any or all of the Class A Preference Shares, Series 9 held by them into Class A Preference Shares, Series 8 of the Corporation, on a one-for-one basis. A conversion of Class A Preference Shares, Series 9 into Class A Preference Shares, Series 8 must be initiated not less than 14 days and not more than 45 days prior to a conversion date. Under certain circumstances, the Class A Preference Shares, Series 9 automatically convert into Class A Preference Shares, Series 8, on a one-for-one basis.

Voting

At any time that eight quarterly dividends, whether or not consecutive, on the Class A Preference Shares, Series 9 are not paid and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 9 are paid, the holders of Class A Preference Shares, Series 9 shall be entitled to receive notice of and to attend each meeting of shareholders which takes place more than 60 days after the date of such failure first occurs and to one vote in respect of each Class A Preference Share, Series 9 held, voting, with respect to directors, with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 9 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 9:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Class A Preference Shares, Series 9) on shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Class A Preference Shares, Series 9, redeem, purchase or otherwise retire or make any capital distribution on or in respect of shares of the Corporation ranking junior to the Class A Preference Shares, Series 9;

(c)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 9 then outstanding;

(d)	except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire any shares of any class or series ranking on a parity with the Class A Preference Shares,

Brascan Corporation 2005 Annual Information Form	B-11

Series 9; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 9;

     unless in each such case, all dividends on outstanding Class A Preference Shares, Series 9 accrued up to and including the dividend payable for the last completed period for which dividends were payable shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Shares, Series 9 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior to the Class A Preference Shares, Series 9. Upon such payment, the holders of Class A Preference Shares, Series 9 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 10 as a Series

Dividends

The holders of the Class A Preference Shares, Series 10 are entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount equal to C$1.4375 per share per annum, accruing daily from the date of issue, payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 10 are not redeemable on or prior to September 30, 2008. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” the Corporation may, at its option, at any time redeem all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before September 30, 2009, of C$25.50 if redeemed on or after September 30, 2009 but before September 30, 2010, of $25.25 if redeemed on or after September 30, 2010 but before September 30, 2011, and of C$25.00 thereafter plus, in each case, all accrued and unpaid dividends up to but excluding the date fixed for redemption.

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 10 are not convertible at the option of the Corporation prior to September 30, 2008. On or after this date, the Corporation may, subject to applicable law and, if required, to stock exchange approval, convert all, or from time to time any part, of the outstanding Class A Preference Shares, Series 10 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 10) by dividing the then applicable redemption price, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the weighted average trading price of the Class A Limited Voting Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending on: (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day (the “Current Market Price”). Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and the rights of the Corporation described below, on and after March 31, 2012, each Class A Preference Share, Series 10 is be convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined by dividing C$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 10, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 10 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 10 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 10 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 10 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption or purchase. The Class A

B-12	Brascan Corporation 2005 Annual Information Form

Preference Shares, Series 10 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 10 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 10 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 10 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of the holders of Class A Preference Shares, Series 10 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 10, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In that event, and for only so long as any such dividends remain in arrears, the holders of the Class A Preference Shares, Series 10 are entitled to receive notice of and to attend each meeting of the Corporation’s shareholders other than any meetings at which only holders of another specified class or series are entitled to vote, and to one vote for each Class A Preference Share, Series 10 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 10 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect).

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 10:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 10) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 10;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 10, redeem or call for redemption, purchase or otherwise pay off or retire any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 10;

(c)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Class A Preference Shares, Series 10 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 10; or

(e)	issue any additional Class A Preference Shares, Series 10 or any shares ranking as to dividends or return of capital prior to or on a parity with the Class A Preference Shares, Series 10;

     unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 10 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 10 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 10 will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 10. The holders of the Class A Preference Shares, Series 10 will not be entitled to share in any further distribution of the assets of the Corporation.

Brascan Corporation 2005 Annual Information Form	B-13

Certain Provisions of the Class A Preference Shares, Series 11 as a Series

Dividends

The holders of the Class A Preference Shares, Series 11 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.375, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 11 are not redeemable before June 30, 2009. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11, by the payment of an amount in cash for each such share so redeemed of C$25.75 if redeemed before June 30, 2010, of C$25.50 if redeemed on or after June 30, 2010 but before June 30, 2011, of C$25.25 if redeemed on or after June 30, 2011, but before June 30, 2012, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 11 are not convertible at the option of the Corporation prior to June 30, 2009. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 11 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after December 31, 2013, each Class A Preference Share, Series 11 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 11) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 11, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 11 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 11 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 11 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 11 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 11 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 11 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 11 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 11 are not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 11 as a series) entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 11, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation

B-14	Brascan Corporation 2005 Annual Information Form

properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 11 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 11 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 11 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). The voting rights of the holders of the Class A Preference Shares, Series 11 shall forthwith cease upon payment by the Corporation of the whole amount of a quarterly dividend on the Class A Preference Shares, Series 11 subsequent to the time such voting rights first arose.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 11 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 11:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 11) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 11;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 11, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 11;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 11 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 11; or

(e)	issue any additional Class A Preference Shares, Series 11 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 11;

     unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 11 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 11 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 11 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 11. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 11 will not be entitled to share in any further distribution of the assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 12 as a Series

Dividends

The holders of the Class A Preference Shares, Series 12 are entitled to receive fixed non-cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, in an amount per share per annum equal to C$1.35, accruing daily from the date of issue payable quarterly on the last day of March, June, September and December in each year.

Redemption

The Class A Preference Shares, Series 12 are not redeemable before March 31, 2014. On or after this date, but subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, the Corporation may, at its option, at any time redeem all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12, by the payment of an amount in cash

Brascan Corporation 2005 Annual Information Form	B-15

for each such share so redeemed of C$26.00 if redeemed before March 31, 2015 of C$25.75 if redeemed on or after March 31, 2015 but before March 31, 2016, of C$25.50 if redeemed on or after March 31, 2016 but before March 31, 2017, of C$25.25 if redeemed on or after March 31, 2017, but before March 31, 2018, and of C$25.00 thereafter, in each case together with, all declared and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation).

Conversion at the Option of the Corporation

The Class A Preference Shares, Series 12 are not convertible at the option of the Corporation prior to March 31, 2014. On or after this date, the Corporation may, subject to applicable law and any requirement to obtain regulatory relief, and upon notice, convert all, or from time to time any part, of the then outstanding Class A Preference Shares, Series 12 into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing the then applicable redemption price, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

Conversion at the Option of the Holder

Subject to applicable law and to the rights of the Corporation described below, on or after March 31, 2018, each Class A Preference Share, Series 12 is convertible at the option of the holder on the last day of each of March, June, September and December in each year on at least 30 days notice (which notice shall be irrevocable) into that number of Class A Limited Voting Shares determined (per Class A Preference Share, Series 12) by dividing C$25.00, together with all declared and unpaid dividends up to but excluding the date fixed for conversion, by the greater of C$2.00 or 95% of the then Current Market Price. Fractional Class A Limited Voting Shares will not be issued on any conversion of Class A Preference Shares, Series 12, but in lieu thereof the Corporation will make cash payments.

The Corporation, subject to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares”, as applicable, may by notice given not later than 20 days before the date fixed for conversion to all holders who have given a conversion notice, either (i) redeem on the first business day after the date fixed for conversion all or any part of the Class A Preference Shares, Series 12 forming the subject matter of the applicable conversion notice, or (ii) cause the holder of such Class A Preference Shares, Series 12 to sell on the first business day after the date fixed for conversion all or any part of such Class A Preference Shares, Series 12 to another purchaser or purchasers in the event that a purchaser or purchasers willing to purchase all or any part of such Class A Preference Shares, Series 12 is or are found. Any such redemption or purchase shall be made by the payment of an amount in cash of C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date fixed for redemption or purchase (less any tax required to be deducted and withheld by the Corporation). The Class A Preference Shares, Series 12 to be so redeemed or purchased shall not be converted on the date set forth in the conversion notice.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “Certain Provisions of the Class A Preference Shares, Series 12 as a Series – Restrictions on Dividends and Retirement and Issue of Shares” below, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 12 at the lowest price or prices at which in the opinion of the board of directors of the Corporation such shares are obtainable.

Voting

The holders of the Class A Preference Shares, Series 12 will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Class A Preference Shares, Series 12 as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly dividends on the Class A Preference Shares, Series 12, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, until such time as the Corporation pays the whole amount of a quarterly dividend, the holders of the Class A Preference Shares, Series 12 will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders (other than any meetings at which only holders of another specified class or series are entitled to vote), and to one vote for each Class A Preference Shares, Series 12 held, provided that in respect of the election of directors, the holders of Class A Preference Shares, Series 12 will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the board of directors (less the number of directors which the holders of the Class A Preference Shares, Series 1, Class A Preference Shares, Series 2 and Class A Preference Shares, Series 3 may be entitled to elect). Upon payment of the entire amount of all Class A Preference Shares, Series 12 dividends in arrears, the voting rights of the holders of the Class A Preference Shares, Series 12 shall forthwith cease.

B-16	Brascan Corporation 2005 Annual Information Form

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Class A Preference Shares, Series 12 are outstanding, the Corporation will not, without the approval of the holders of the Class A Preference Shares, Series 12:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 12) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 12;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Class A Preference Shares, Series 12, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 12;

(c)	redeem or call for redemption, purchase or otherwise retire for value or make any return of capital in respect of less than all of the Class A Preference Shares, Series 12 then outstanding;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Class A Preference Shares, Series 12; or

(e)	issue any additional Class A Preference Shares, Series 12 or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Class A Preference Shares, Series 12;

     unless, in each such case, all declared and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Class A Preference Shares, Series 12 and on all other shares of the Corporation ranking prior to or on a parity with the Class A Preference Shares, Series 12 with respect to the payment of dividends have been declared paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 12 will be entitled to receive C$25.00 per share, together with all declared and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Class A Preference Shares, Series 12. Upon payment of such amounts, the holders of the Class A Preference Shares, Series 12 will not be entitled to share in any further distribution of the assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 13 as a Series

Dividends

The holders of the Class A Preference Shares, Series 13 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by one quarter of 70% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 13 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 13 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate eight quarterly dividends on the Class A Preference Shares, Series 13 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 13 are paid, the holders of the Corporation Class A Preference Shares, Series 13 shall be entitled to receive notice of and to attend all meetings of

Brascan Corporation 2005 Annual Information Form	B-17

shareholders of the Corporation other than any meeting of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat, except in the election of directors in which case the holders of the Class A Preference Shares, Series 13 shall be entitled to one vote per share (provided that holders of the Series 13 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 13 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 13 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 13:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13; pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 13) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 13;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 13, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 13;

(c)	redeem or call for redemption, purchase or otherwise pay off or retire for value less than all of the Class A Preference Shares, Series 13;

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 13; or

(e)	issue any additional Class A Preference Shares, Series 13 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 13;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 13 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 13 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 13 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 13. Upon such payment, the holders of Class A Preference Shares, Series 13 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 14 as a Series

Dividends

The holders of the Class A Preference Shares, Series 14 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month in an amount per share equal to C$100.00 multiplied by one twelfth of 63% of the “Average Prime Rate” (as defined in the share conditions).

Redemption

Each of the Class A Preference Shares, Series 14 is redeemable on any March 1, June 1, September 1 and December 1 in whole or in part from time to time at the option of the Corporation at a redemption price of C$100.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

B-18	Brascan Corporation 2005 Annual Information Form

Retraction

Subject to the restrictions imposed by applicable law, each of the Class A, Preference Shares, Series 14 is retractable by the holder on any March 1, June 1, September 1 and December 1 at a price of C$100.00 per share together with all accrued and unpaid dividends to the applicable retraction date. Notice of retraction must be given by the holder to the transfer agent at least 15 days prior to the date fixed for retraction.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 14 in the open market or by invitation for tenders at a price not exceeding C$100.00 per share plus accrued and unpaid dividends thereon.

Voting

At any time the Corporation fails to pay in the aggregate 24 monthly dividends on the Class A Preference Shares, Series 14 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 14 are paid, the holders of Class A Preference Shares, Series 14 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 14 shall be entitled to four votes in respect of each C$100.00 of the issue price of the Class A Preference Shares, Series 14 held. Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 14 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting (provided that holders of the Series 14 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors).

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 14 will have four votes.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 14:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 14) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 14;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 14, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 14;

(c)	except pursuant to the retraction privilege attaching thereto, redeem or call for redemption or purchase or otherwise reduce or make any return of capital in respect of less than all the Class A Preference Shares, Series 14;

(d)	pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 14; or

(e)	issue any additional Class A Preference Shares, Series 14 or any shares ranking as to dividends or capital on a parity with the Class A Preference Shares, Series 14;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 14 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 14 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 14 will be entitled to payment of an amount equal to C$100.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 14. Upon such payment, the holders of Class A Preference Shares, Series 14 will not be entitled to share in any future distribution of assets of the Corporation.

Brascan Corporation 2005 Annual Information Form	B-19

Certain Provisions of the Class A Preference Shares, Series 15 as a Series

Dividends

The holders of the Class A Preference Shares, Series 15 are entitled to receive cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable quarterly on the last day of March, June, September and December in each year in an amount per share equal to C$25.00 multiplied by the rate determined by negotiation, bid or auction. If the amount is not determinable by negotiation, bid or auction, it shall be the Bankers’ Acceptable Rate (defined in the share conditions) plus 0.40%.

Redemption

Each of the Class A Preference Shares, Series 15 is redeemable at any time in whole or in part from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends thereon up to but excluding the date fixed for redemption. Notice of any redemption must be given by the Corporation at least 30 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 15 in the open market or by invitation for tenders at a price not exceeding C$25.00 per share plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 15 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 15 are paid, the holders of Class A Preference Shares, Series 15 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, but shall not be entitled to vote thereat except in the election of directors in which case the holders of the Class A Preference Shares, Series 15 shall be entitled to one vote per share (provided that holders of the Series 15 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of one-half of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 15 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 15 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 15:

(a)	pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 15) on shares of the Corporation ranking as to dividends junior to the Class A Preference Shares, Series 15;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 15, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 15;

(c)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 15;

(d)	redeem or call for redemption, purchase or otherwise reduce or make any return of capital in respect of less than all of the Class A Preference Shares, Series 15; or

(e)	issue any additional Class A Preference Shares, Series 15 or any shares ranking as dividends or capital on a parity with the Class A Preference Shares, Series 15;

     unless, in each such case, all dividends then payable on the Class A Preferences Shares, Series 15 then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Class A Preference Shares, Series 15 accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid or set apart for payment.

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Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares, Series 15 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 15. Upon such payment, the holders of Class A Preference Shares, Series 15 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Preference Shares, Series 16 as a Series

Dividends

The holders of the Class A Preference Shares, Series 16 are entitled to receive annual floating rate cumulative preferential cash dividends, accruing daily, as and when declared by the board of directors of the Corporation, payable monthly in respect of each calendar month, equal to 75% of the “Prime Rate” (as defined in the share conditions). The dividend rate will be adjusted upwards or downwards on a monthly basis whenever the inferred trading price of the Class A Preference Shares, Series 16 (as determined by the Corporation’s management based on the trading price of the Class A Preference Shares, Series 8) is C$24.875 or less, or C$25.125 or more, respectively. The maximum monthly adjustment for changes will be 4% of the Prime Rate, subject to a floor of 50% of the Prime Rate and a ceiling of 150% of the Prime Rate.

Redemption

Each of the Class A Preference Shares, Series 16 is redeemable at any time in whole from time to time at the option of the Corporation at a redemption price of C$25.00 per share together with all accrued and unpaid dividends up to but excluding the date of redemption. Notice of any redemption must be given by the Corporation at least 45 days and not more than 60 days prior to the date fixed for redemption.

Purchase for Cancellation

The Corporation may purchase (if obtainable) for cancellation the whole or any part of the Class A Preference Shares, Series 16 in the open market or by private agreement or otherwise, at the lowest price obtainable, in the opinion of the board of directors of the Corporation plus accrued and unpaid dividends and reasonable costs of purchase.

Voting

At any time that the Corporation fails to pay in the aggregate dividends for 24 months on the Class A Preference Shares, Series 16 and thereafter until such time as all arrears of dividends on the Class A Preference Shares, Series 16 are paid, the holders of Class A Preference Shares, Series 16 shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation which takes place more than 60 days after the date such failure first occurs and to one vote for each Class A Preference Share, Series 16 held (provided that holders of the Series 16 Preference Shares shall vote together with holders of Class A Limited Voting Shares in the election of ½ of the board of directors). Except as aforesaid or as permitted by law, the holders of Class A Preference Shares, Series 16 are not entitled to notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

At a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, each Class A Preference Share, Series 16 will have one vote.

Restrictions on Dividends and Retirement and Issue of Shares

The Corporation will not without the approval of the holders of the Class A Preference Shares, Series 16:

(a)	declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking as to capital and dividends junior to the Class A Preference Shares, Series 16) on shares of the Corporation ranking junior as to dividends to the Class A Preference Shares, Series 16;

(b)	except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Class A Preference Shares, Series 16, redeem or call for redemption, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking as to capital junior to the Class A Preference Shares, Series 16;

(c)	except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching thereto, redeem, purchase or otherwise retire any shares of the Corporation ranking as to capital on a parity with the Class A Preference Shares, Series 16;

(d)	purchase or otherwise retire less than all of the Class A Preference Shares, Series 16 then outstanding; or

(e)	issue any additional Class A Preference Shares or any shares ranking as to dividends or capital on a parity with the

Brascan Corporation 2005 Annual Information Form	B-21

Class A Preference Shares, Series 16;

     unless, in each such case, all dividends then payable on the Class A Preference Shares, Series 16 then outstanding accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon, shall have been declared and paid.

Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class Preference Shares, Series 16 will be entitled to payment of an amount equal to C$25.00 per share plus accrued and unpaid dividends before any amount can be paid to the holders of shares ranking junior as to capital to the Class A Preference Shares, Series 16. Upon such payment, the holders of Class A Preference Shares, Series 16 will not be entitled to share in any future distribution of assets of the Corporation.

Certain Provisions of the Class A Limited Voting Shares and the Class B Limited Voting Shares

The following is a summary of certain provisions attaching to or affecting the common equity of the Corporation, consisting of the Class A Limited Voting Shares (into which the Class A Preference Shares, Series 12 may be converted) and the Class B Limited Voting Shares. The attributes of the Class A Limited Voting Shares and the Class B Limited Voting Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.

The sole holder of the Class B Limited Voting Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada) (as trustee for the holders of the Corporation’s Class A Limited Voting Shares) dated August 1, 1997. The trust agreement provides, among other things, that that holder agrees not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from that holder; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Limited Voting Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holders’ outstanding shares as a result of the transaction.

Priority

Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the board of directors of the Corporation) and the return of capital on the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Voting Rights

Except as set out below under “Election of Directors”, each holder of Class A Limited Voting Shares and Class B Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by:

•	a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and

•	a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 2/3%, of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

Election of Directors

In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the board of directors of the Corporation, provided that if the holders of Class A Preference Shares, Series 1, Series 2 or Series 3 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Limited Voting Shares, together, in certain circumstances with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be

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elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the board of directors of the Corporation.

Other Provisions Regarding the Share Capital of the Corporation

The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Brascan Corporation 2005 Annual Information Form	B-23

APPENDIX C

AUDIT COMMITTEE CHARTER

A committee of the board of directors of the Corporation to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

MEMBERSHIP AND CHAIRPERSON

Following each annual meeting of shareholders, the board of directors of the Corporation (the “board”) shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.

The Members will be selected by the board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the board. All of the Members will be Independent Directors. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than two other public company audit committees, except with the prior approval of the board.

The board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

RESPONSIBILITIES

The Committee shall:

a)	oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

b)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the shareholders;

c)	where appropriate, terminate the auditor;

d)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

f)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

(ii)	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability board or the Public Company Accounting Oversight board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

g)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight board; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

h)	review and evaluate the lead partner of the auditor;

Brascan Corporation 2005 Annual Information Form	C-1

i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

j)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to the United States Securities Exchange Act of 1934.

k)	pre-approve or approve, if permitted by law, the appointment of the auditor to provide any audit service or non-prohibited non-audit service and, if desired, establish detailed policies and procedures for the pre-approval of audit services and non-prohibited non-audit services by the auditor. The Committee may delegate this responsibility to one or more Members to the extent permitted by applicable law provided that any pre-approvals granted pursuant to such delegation must be detailed as to the particular service to be provided, may not delegate Committee responsibilities to management and must be reported to the full Committee at its next scheduled meeting;

l)	resolve any disagreements between management and the auditor regarding financial reporting;

m)	review, and, where appropriate, recommend for approval by the board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statement;

(v)	all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities; and

n)	discuss earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statement), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” or “adjusted” non-GAAP information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

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o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements;

p)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

q)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

r)	review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

s)	meet privately with the person responsible for the Corporation’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

t)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor; review the appointment and replacement of the person in charge of the Corporation’s internal audit and review the significant reports to management prepared by the internal auditor and management’s responses;

u)	review the controls and procedures that have been adopted to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

v)	review periodically, the Corporation’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

w)	review periodically, the status of taxation matters of the Corporation;

x)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;

y)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Corporation; and

z)	consider other matters of a financial nature as directed by the board.

REPORTING

The Committee will regularly report to the board on:

a)	the auditor’s independence;

b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

c)	the performance of the internal audit function department;

d)	the adequacy of the Corporation’s internal controls and disclosure controls;

e)	its recommendations regarding the annual and interim financial statements of the Corporation and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

f)	its review of any other public disclosure document including the annual information form and the annual and interim management’s discussion and analysis of financial condition and results of operations;

g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

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COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Corporation’s web site and the annual report of the Corporation will state that this Charter is available on the web site or is available in print to any shareholder who requests a copy.

ASSESSMENT

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.

ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Corporation, without the board’s approval at any time and has the authority to determine any such advisor’s fees.

The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

MEETINGS

Meetings of the Committee may be called by any Member, the Chairman of the board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Canada) and the by-laws, and unless otherwise determined by the board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chairman of the board and the Chief Executive Officer of the Corporation. Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors to attend any or all meetings.

DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent Director” means a director who has been affirmatively determined by the board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

a)	is an employee, or whose immediate family member is an executive officer of the Corporation is not independent until three years after the end of such employment relationship;

b)	is receiving, or whose immediate family member receives, more than US$50,000 per year in direct compensation from the Corporation, other than director and committee fees and pension or other forms of deferred compensation for prior

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service (provided such compensation is not contingent in any way on continued service) is not independent until three years after he or she ceases to receive more than US$50,000 per year in compensation;

c)	is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by a present or former internal or external auditor of the Corporation is not independent until three years after the end of the affiliation or employment of the auditing relationship;

d)	is employed as, or whose immediate family member is employed as, an executive officer of another company where any of the present (at the time of review) members of senior management of the Corporation serve on that company’s compensation committee is not independent until three years after the end of such service or the employment relationship; and

e)	is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company for which the Corporation accounts for at least 2% or US$1 million, whichever is greater, of such other company’s consolidated gross revenues, in each case is not independent until three years after falling below such threshold.

     For the purposes of the definition above, the term Corporation includes any parent, subsidiary or other affiliated entity of the Corporation.

     Additionally, an Independent Director for the purpose of the Audit Committee specifically may not:

i)	accept any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or

ii)	be an affiliated person of the Corporation or any of its subsidiaries (within the meaning of applicable rules and regulations).

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Audit Committee Financial Expert” means a person who has the following attributes:

a)	an understanding of generally accepted accounting principles and financial statements;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions;

acquired through any one or more of the following:

i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; or

iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or other relevant experience.

Brascan Corporation 2005 Annual Information Form	C-5